Suite 3120, Park Place,
666 Burrard Street,
Vancouver, British Columbia
Canada  V6C 2X8
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission ("BC Securities Commission"). The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates. Further, the Company describes mineral resources associated with its properties utilizing terminology such as "indicated" or "inferred" which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission ("SEC").

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce. The Company may use certain terms in this document, such as "mineral resources", "indicated mineral resources" and "inferred resources" that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This document may use the term "indicated" resources. U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This document may use the term "inferred" resources. U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Technical Report

Mineral Resource Estimation

Joanna gold deposit

Aurizon Mines Ltd.

November 2009 Update

Respectfully submitted to: Aurizon Mines Ltd.

November 09, 2009
SGS Geostat Ltd
10 boul. de la Seigneurie Est, Suite 203, Blainville, Quebec Canada
t (450) 433 1050 f (450) 433 1048 www.geostat.com www.met.sgs.com

Member of SGS Group (SGS SA)

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page iii

Table of Contents

Table of Contents...ii

List of tables...iv

List of Figures...v

1- Summary...1

2- Introduction...6

3- Terms an units used...7

4- Property Description and Location...8

4.1 Location...8

   4.2 Property description...9

   4.3 Royalties...12

5-Accessibility, Climate, Local Resources, Infrastructure and Physiography...........................................................................................................................................................................................13
   5.1Accessibility... 13
   5.2 Climate...13
      5.2.1 Precipitation...13
      5.2.2 Temperature...13
      5.2.3 Winds...13
   5.3 Local resources...14
   5.4 Infrastructures.................................................................................................................... ............................................................................................................................................................14
   5.5 Physiography...14

6- History...15
   6-1 Hosco sector...15
   6-2 Heva sector...17
   6-3 Henriksen sector...19
   6-4 Alexandria sector...20
   6-5 La Pause sector... ........21

7- Geological Setting...23
  7.1 Regional geology...23
  7.2 Local Geology...24

8- Deposit Types...25

9- Mineralization...29

10- Exploration...31

11- Drilling...33

12- Sampling Method and Approach...36

13- Sample Preparation, Analysis and Quality Control... ...............37
   13.1 Sample preparation and analysis...37
   13.2 Quality control program...37
      13.2.1 Standards... ...................37
      13.2.2 Blanks...39
      13.2.3 Duplicates...39

14- Data Verification...44

15- Adjacent Properties...45

16- Mineral Processing and Metallurgical Testing... ..........46
   16.1 Comminution Testwork...46
   16.2 Mineralogical Evaluation...46
   16.3 Metallurgical Testing...46
   16.4 Gravity Separation Testwork...46
   16.5 Flotation Testing...47
   16.6 Cyanidation Testwork...47
   16.7 Test Results...48

17- Mineral Resource and Mineral Reserve Estimates...49
   17.1 Previous work...49
   17-2 Local resource breakdown...60
   17-3 Sensitivity analysis of the resource models...66
       17-3-1 Sensitivity to grade interpolation method...66
       17-3-2 Sensitivity to block size...68
       17-3-3 Sensitivity to mineralized envelope...70
           17-3-3-1 Updated drill hole data file...70
            17-3-3-2 Updated bedrock surface...70
            17-3-3-3 New mineralized envelope...70
            17-3-3-4 Updated mineralized intercepts...72
            17-3-3-5 Compositing of assay intervals within mineralized intercepts.......................................................................................................................................................................................74
            17-3-3-6 Spatial continuity of composite grades...76
            17-3-3-7 Resource block grade interpolation...77
            17-3-3-8 Classification and final tally...79
    17-4 Updated resources of Heva and Hosco sectors...80
            17-4-1 Updated resources of the Heva sector...80
            17-4-2 Updated resources of the Hosco sector...81
    17-5 Estimated resources in the Alexandria sector...84
             17-5-1 Drill hole data...84
             17-5-2 Definition of mineralized zones...86
             17-5-3 Estimated resources of the mineralized zones...89
    17-6 Summary of updated resources in all sectors...93

18- Other Relevant Data and Information... ...........94
     18-1 Preliminary assessment...94
     18.2 Geotechnical investigation...95

19- Interpretation and Conclusions...96

20- Recommendations...97

21- References...99

Date and signature page...101

22- Certificates of qualification...102

Appendix: List of claims...105

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page iv

List of tables

Table 1  List of abbreviations...7

Table 2  Details of Aurizon’s interests and commitments...12

Table 3  Metal scan of one third of the control samples...30

Table 4  Summary of pre-Aurizon drilling and development on Heva and Hosco sectors.......................................................................................................................................................................33

Table 5 Statistical analysis of results from standards...39

Table 6 Estimated Joanna resources as of 07-04-2009...57

Table 7  Breakdown of Hosco resources (0.5 g/t cut-off) according to north and south of the Cadillac fault zone................................................................................................................................61
Table 8 Vertical distribution of Heva resources at 0.5 g/t cut-off...63

Table 9 Vertical distribution of Hosco resources at 0.5 g/t cut-off...65

Table 10 Comparison of resource estimates (0.5 g/t cut-off) with kriging and inverse distance.............................................................................................................................................................66

Table 11 Comparison of resource estimates (0.5 g/t cut-off) with 5x2x5m and 8x5x5m blocks.............................................................................................................................................................68

Table 12 Old, added and new mineralized intercepts in the Hosco sector..............................................................................................................................................................................................73

Table 13 Statistics of composite grades in the Hosco sector...74

Table 14 Hosco resources from 0.2g/t envelope and comparison with resources from 0.5g/t envelope................................................................................................................................................79

Table 15 Updated resources at various cut-offs in the Heva sector................................................................................................................................................................................................. .......80

Table 16 Hosco resources from updated model  and comparison with resources from previous model..................................................................................................................................................82

Table 17 DHs and channel samples used in the resource estimation of the Alexandria  sector...............................................................................................................................................................84

Table 18 Mineralized intercepts defined in the western part of the Alexandria property.........................................................................................................................................................................87

Table 19 Final intercepts used in the resource estimation of mineralized zones on Alexandria property................................................................................................................................................90

Table 20 Resource estimation of Alexandria mineralized zones...92

Table 21 Estimated Joanna resources as of 31-07-2009...93

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page v

List of Figures

Figure 1  Property location...8
Figure 2 Aurizon claims in the Joannes Township...9

Figure 3 Aurizon claims in the Joannes and Bousquet Townships...10

Figure 4  Validation of the titles on line, example Claim CDC-2130561 from GESTIM........................................................................................................................................................................11

Figure 5  Heva Vantex-Stellar claims block...18

Figure 6  Surface geology map with property boundaries...35

Figure 7  Mineralized zones of Hosco on section 8650E and level 4950................................................................................................................................................................................................27
Figure 8  Mineralization in NZ zone (hole JA-08-150 - section 8000E - Hosco block).........................................................................................................................................................................28

Figure 9  Mineralization in SZ2 zone (hole JA-08-322 - section 9000E - Hosco block)........................................................................................................................................................................28

Figure 10 Plan view of all holes drilled on Hosco and Heva sectors of the Joanna property...................................................................................................................................................................35

Figure 11 Results from standard pulps with time...41

Figure 12 Correlation plots of pulp and reject duplicates...43

Figure 13 Correlation plot of original and check gold values (2008 program).........................................................................................................................................................................................44

Figure 14 Adjacent Properties...45

Figure 15 Holes used in the 2008-2009 resource estimation of Heva and Hosco sectors of Joanna.......................................................................................................................................................50

Figure 16 Interpreted mineralized limits on some drill sections of Heva and Hosco...............................................................................................................................................................................52

Figure 17 Histograms of uncut grade of 2m composites in the Heva and Hosco sectors of Joanna........................................................................................................................................................53

Figure 18 Correlograms of the capped grade of 2m composites from Heva and Hosco sectors of Joanna  ............................................................................................................................................54

Figure 19 Interpolated block Au grade on selected benches of the Heva sector.....................................................................................................................................................................................55

Figure 20 Interpolated block Au grade on selected benches of the Hosco sector...................................................................................................................................................................................56

Figure 21 Final resource classification in the top benches and center part of the Heva sector...............................................................................................................................................................58

Figure 22 Final classification of resources the top benches and center part of the Hosco sector............................................................................................................................................................59

Figure 23 Vertical distribution of Heva resources at 0.5 g/t cut-off.......................................................................................................................................................................................................63

Figure 24 Vertical distribution of Hosco resources at 0.5 g/t cut-off.....................................................................................................................................................................................................65

Figure 28 Histograms of the uncut grade of 2m composites in Hosco sector.........................................................................................................................................................................................75

Figure 29 Correlograms of cut grades of 2m composites...76

Figure 30 Interpolated block Au grade on selected benches of the Hosco sector (blocks 5x2x5m in 0.2 g/t envelope).........................................................................................................................78

Figure 31 Interpolated block Au grade on selected benches of the Hosco sector (final with 8x5x8m blocks)........................................................................................................................................83

Figure 32 Planeviews of available drill holes on Alexandria property.....................................................................................................................................................................................................85

Figure 33 Selected cross-sections in Alexandria property with interpretation of mineralized intercepts.................................................................................................................................................88

Figure 34  EW long sections with zone intercepts, limits and cells of influence.....................................................................................................................................................................................91

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                           Page 1

1- Summary

•

SGS Geostat Ltd. (“Geostat”) was commissioned by Aurizon Mines Ltd. ("Aurizon" or the "Company") to prepare an updated independent mineral resource estimate based on data available from drill holes completed by previous operators, the new 2007-2009 drilling and recently acquired claims on the Joanna property, in accordance with NI 43-101 Standards of Disclosure for Mineral Projects. Cut-off date for data used is June 01, 2009.

•

The Joanna property comprises 155 claims totaling 4,252 hectares. In addition to the original 67 Feifer claims optioned in 2006, the Company has acquired the 3 O’Connor claims, then optioned the 20 Henriksen claims and finally, on Oct. 27, 2009, got a 100% share of the 2 Vantex claims on the Heva side of the property, all those claims being contiguous and in the Joannes Township, Province of Quebec. Then, in 2008, the Company optioned the 19 Alexandria claims to the east of Hosco and, in 2009, the Company acquired 6 claims from J. Robert just to the north of the O’Connor claims and they staked 38 claims in the so-called La Pause sector of the neighbor Bousquet Township to the east.  Optioned claims are subject to a 2%-2.5% NSR royalty. Remaining payments to exercise amount to $1,750,000 and remaining work commitments (on Alexandria claims) amount to $650,000.

•

The Joanna property (formerly Hosco and Heva mines) is located 20 km east of the town of Rouyn-Noranda. The property is accessible from Rouyn-Noranda or Val d’Or by road. Highway 117 leads to gravel roads leading to the old shaft concrete slabs of both old Hosco and Heva mines. The property is near the city of Rouyn-Noranda (39,000 approximate population). This city is a regional center. The area is traditionally a mining area with several operating mines and active exploration companies. Rouyn-Noranda has the necessary infrastructures to support a mining operation.

•

Aurizon is currently conducting exploration activity on the property comprising diamond drilling, all in accordance with government regulations. Aurizon has received a Certificate of Authorization to build an access road in the bug land (area classified as poorly drained) by the Minister of Natural Resources and Sustainable Development of Québec.

•

The Joanna property is on the famous Cadillac break. It generally strikes east-west and dips northward and is characterized by a layer of schistosed chloritic rocks cross cutting a uniform package of metamorphosed fine grain sediments. Gold mineralization is composed of disseminated sulfides (pyrite, arsenopyrite and pyrrhotite) in deformation and biotite rich zones along the Cadillac fault. Small quartz veins of a few centimeters to a meter wide are encountered in these zones. The Au disseminated mineralization is found in strongly altered and deformed corridors, showing an azimuth of N260˚ and a dip 55° to the north-west. These mineralized corridors with an average horizontal width of 20 meters can be found over a length greater than 1200 meters.

•

Since 2006, Aurizon has carried out extensive computerization and integration of the historical data.  Surface mapping was carried out in the summer of 2006.  Exploration holes were incorporated into a database in electronic format at the end of 2006.  Easily computerized reliable underground data is also included in the new database. Old core exists and has been sampled and re-sampled. In September, 2007, a total of 11,200 meters from 25 holes and with 6,844 samples were incorporated into a first mineral resource estimate prepared by Geostat.  In 2007, 20,647 meters from 62 holes were completed on the Hosco sector, and 26,269 meters from 42 holes were completed on the Heva sector.

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                           Page 2

•

In May 2008, Aurizon received the 2008 Preliminary Assessment from BBA Inc., which concluded that based upon the September 2007 mineral resources estimate for the East block (Hosco) above the 200 meter level, the Joanna Gold Project was potentially feasible as a standalone open-pit mine operation. During 2008, an infill drilling program was completed within the limits of the proposed pit outline in the Hosco sector.  In 2008, 87,574 meters from 359 holes were completed.

•

Mr Claude Duplessis, P. Eng., Manager of SGS Geostat Ltd., re-visited the site in the summer of 2008 on August 4th, and has taken independent samples from the on-going drill campaign and has also reviewed the core and data at Rouyn facilities.  This site visit was done in order to complete an updated NI 43-101 report on the estimated resources of the Joanna project which was presented in early April 2009. There has been no material change to the scientific and technical information about the property since that last site visit.

•

Limited drilling has been completed so far in 2009 on the Heva and Hosco sectors, only 4 deep holes (4149m) in Hosco. Drilling of 10 holes along a 1800m long portion of the Cadillac fault east of Hosco on the Alexandria claims, together with available results from a few historical holes, help define new inferred resources for that sector. Two additional sets of  2009 holes led to the discovery of new potential EW gold trends i.e. Joanna North (8 holes) about 1km north of the Cadillac fault on the northwest side of the property (Henriksen claims) and Joanna South (5 holes) about 300m south of the Cadillac fault on its southeast side (Alexandria claims). No resource estimates have been produced in those two new sectors.

•

Historically, the defined mineralization at Hosco was considered refractory as gold occurs as fine inclusions in arsenopyrite. However, new techniques and a combination of mineral dressing procedures, involving gravity, flotation of sulphides and regrinding of concentrates with cyanide leaching of the concentrates could improve gold recoveries.

•

Like in the two previous studies, the Joanna mineral resources in this report were estimated by a Geostat qualified person (M. Dagbert) using digital block models.  The mineralized zones are delimited by the drill hole intercepts, the cross section ore envelopes are subsequently transferred into level plans for estimation. Mineralized solids are filled with rectangular blocks on a regular grid. The grade of each block is kriged from the capped grade of nearby 2m composites defined along the mineralized hole intercepts. Capping limit for the grade of 2m composites is 15 g/t in both Heva and Hosco sectors. With that limit, gold loss is 6.2% in the Heva sector and 5.5% in the Hosco sector

•

 In the main Hosco sector, a new block model has been produced with bigger blocks i.e. 8x5x8m compared to 5x2x5m and the addition of a new mineralized envelope with marginal grade material (between 0.2 and 0.5 g/t) around the previous and untouched mineralized envelope above 0.5 g/t. The drill hole database is virtually unchanged with the addition of only 4 new holes testing the depth extension of mineralization and just affecting the estimated inferred resources. In the end, we can notice a slight increase of the M+I resources at the 0.5 g/t cut-off (1.6% more tonnage and 1.1% more metal) with some shift between measured resources (+3.9% more metal) and indicated resources (-4.1% less metal). Inferred resources also increase moderately (5.3% more tonnage and 2.9% more metal).

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                           Page 3

•

 In the Heva sector, tonnage and metal of previously estimated resources have been increased by a factor of 4.85% which corresponds to the ratio of the reviewed average density of 2.81 t/m3 for samples in the new Aurizon holes (both all samples and just those in interpreted mineralized intercepts) and the previously used average of 2.68 t/m3.

•

 In the newly acquired (2008) Alexandria claims east of the Hosco sector, the 10 new (2009) holes drilled on sections at about 200m spacing along the Cadillac fault on the east side of the property (9700E to 11500E) plus available data from historical holes allow to define some inferred resources with 25x25m blocks of influence drawn around each mineralized intercept (above 0.5 g/t) on the EW long section.

•

Updated NI 43-101 compliant resources are:

Mineral Resources		Tonnes	Grade Grams/tonne	Gold Ounces
Measured	Hosco	19,500,000	1.4	859,000
Indicated	Hosco Heva	10,500,000 4,400,000	1.3 1.9	427,000 270,000
Total M+I		34,500,000	1.4	1,556,000
Inferred	Hosco Heva	20,800,000 9,000,000	1.2 1.8	796,000 511,000
	Alexandria	1,100,000	1.2	42,000
		30,900,000	1.4	1,350,000

Notes:

CIM definitions were followed for mineral resources.

Mineral resources which are not mineral reserves do not have demonstrated economic viability

Measured and indicated mineral resources are reported to a depth of 300 meters and at a cut off grade of 0.5 grams of gold per tonne.  Inferred mineral resources are related to a depth of 600 meters at a cut off grade of 0.5 grams of gold per tonne.

Historical production of 9,700 ounces (Hosco) and 10,700 ounces (Heva), has not been subtracted from indicated and measured resources.

Includes undivided 25% interest of Stellar Pacific Ventures Inc. in 2 claims within the Heva block, which is subject to dilution

•

The authors consider that there is some potential to increase the mineral resources on the property and to define mineral reserves by open pit.

•

The authors recommend that Aurizon carry out all the necessary work and property acquisition payments to secure its mining rights with the optionees.

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                           Page 4

•

The proposed work program is as follows :

•

The authors recommend some additional drilling to better define the eastward and westward extension of the Hosco mineralization along the Cadillac fault in the course of the future feasibility study. According to current resource estimates in this report, more than 200koz (above the 0.5 g/t cut-off) above the 100m depth could be transferred from inferred to indicated category. Of particular interest in this near surface potential is the sector around section 7400E with a possibility of transferring up to 100koz (above the 0.5 g/t cut-off) from indicated to inferred.

▪

Drilling (7,500m)

825K$

•

In the Hosco central open-pit sector, also for the purpose of the feasibility study, there is a possibility to transfer at the open pit bottom around 20koz (above the 0.5 g/t cut-off) from inferred to indicated category by drilling 3000 m.

▪

 Drilling (3,000m)

330K$

•

In the Heva open-pit sector, as indicated before, the near surface indicated resource picture of the 2007 study has not changed much since no real new drilling has been conducted in that part of the deposit in 2008 and 2009. The authors recommend that the economics of an open pit operation based on available indicated + inferred resources be reviewed. If results are positive, some infill drilling similar to what has been done in the Hosco sector in 2008 would have to be completed in order to convert the expected large amount of inferred resources of the prospective pit into indicated and measured  resources. The amount of necessary infill drilling is difficult to assess since it depends of the size and extent of the prospective pit.

▪

Scoping study

50K$

•

Additional exploration is also recommended on the grounds where infrastructure might be established north of the future Hosco open-pit and in the search for gold mineralization similar to that of the so-called Joanna North area discovered in early 2009. Induced polarization survey (117km) will cover systematically the property. After that, MMI soil sampling, hammer prospection and mechanical stripping will be performed on the most interesting anomalies. Drilling follow up will depend on target quality.

▪

Exploration works

250K$

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                           Page 5

•

On the Alexandria claims block, follow-up drilling is proposed on both the Cadillac Fault target and the newly identified Joanna south trend located 400 m south of the fault. Objective along the fault is to identify a highly mineralized body. On the south trend, objectives are mixed depending on the influence and distribution of high grade values inside a large disseminated envelope

▪

Drilling (5,000m)

550K$

•

The logical step after the prefeasibility study by BBA is a final feasibility study

▪

Feasibility study

1.0M$

•

In the new La Pause and Robert claims, no drilling is recommended at this stage. The authors suggest that Aurizon conducts exploration works on the previously unexplored areas of the sedimentary rocks in those claims including, geophysics (mag and polarization), hammer prospection, soil geochemistry and some trenching.

▪

Exploration works

150K$

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 6

2- Introduction

This technical report was prepared by SGS Geostat Ltd (thereafter “Geostat”) for Aurizon Mines Ltd (thereafter “Aurizon”) to support disclosure of updated mineral resources and describes the basis and methodology used for modeling and estimation of the resources of the Joanna (previously Hosco and Heva mines) gold deposit from historical data and new drilling by Aurizon.  The report also presents a full review of the history, geology, mining and metallurgical testing of the Joanna (Hosco & Heva) deposit and provides recommendations for future works.

Geostat was commissioned to prepare an independent estimate of the mineral resources update of the Joanna deposit with a large volume low grade perspective. Aurizon supplied electronic format data from which Geostat built and validated a final updated database.

This report on the update of Joanna mineral resources is prepared by two authors; Michel Dagbert (responsible for the work reported in section 17) and Claude Duplessis (responsible for sections 1 to 18 except section 17 with assistance of Lyne Maître M.Sc.Env.). Both authors share responsibility of Summary and sections 19 (Conclusions) and 20 (Recommendations).

Claude Duplessis, Eng., visited the site on the 4th August 2008, for inspection of available core, independent sampling of ongoing diamond drilling and geotechnical investigation campaigns and also for a review of quality control on sampling of the new holes.

Information in this report updates the contents of previous Geostat reports on the same property, dated October 26th 2007 and April 7th 2009 respectively, copies of which can be downloaded from the Sedar site. Like for those two previous reports, it is based on a critical review of the documents and information provided by personnel of Aurizon Mines Ltd., in particular Mr. Ghislain Fournier P. Eng., General Manager of Aurizon. The authors and assistant Lyne Maître communicated on a regular basis with Aurizon management and geologists.  A complete list of the reports available to the authors is found in the References section of this report.

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 7

3- Terms an units used

The imperial system was used in the past at the old Hosco and Heva mines but all historical data has been converted to metric and into the same coordinate system by the technical personnel of Aurizon under the supervision of Mr. Fournier.  However some reference to past document information may appear in the original imperial mine system.  Otherwise, all measurements in this report are presented in meters (m), metric tonnes (tonnes), grams per tonnes (g/t) and troy ounces unless mentioned otherwise. Monetary units are in Canadian dollars (C$) unless when specified in United States dollars (US$).

A table showing abbreviations used in this report is provided below.

tonnes or t

Metric tonnes

tpd

Tonnes per day

Ton corr

Tonnage corrected according to the zone dip

st,  ton

            Short tons (0.907185 tonnes)

kg

Kilograms

g

Grams

oz

Troy ounce (31.1035 grams)

oz/t

Troy ounce per short ton

g/t

Grams/tonne or ppm

NSR

Net Smelter Return

ppm, ppb

Parts per million, parts per billion

ha

Hectares

ft

Feet

In

Inches

m

Metres

km

Kilometres

m³

Cubic metres

Table 1  List of abbreviations

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 8

4- Property Description and Location

4.1 Location

The property is located in the Joannes Township, Province of Québec, 20 km east of Rouyn-Noranda and just two kilometers north-east of its airport, just off Highway 117 between Rouyn-Noranda and Val d’or (Figure 1). The property is accessible via a gravel road to the old shaft collar of the Hosco mine.  Some concrete slabs remain as evidence of the previous mining activities.  The north-south gravel road crosses a railway line, which runs east-west.  The railway line does not pass over any previously identified gold mineralization. The project sits on the 32D02 map in the NTS system.

CASA BERARDI
ONTARIO
QUÉBEC
Matagami
Joutel
QUÉBEC
113
109
Lebel sur Quévillon
Lac Turgeon
La Sarre
Lac Macamic
Lac Abitibi
Lac Obalski
101
111
Amos
Senneterre
JOANNA
111
Rouyn-Noranda
117
Lac Malartic
Virginiatown
Val-d'Or
Louvicourt
101
117
Belleterre
Ville-Marie
KIPAWA
101
Témiscaming
11
63
North Bay
17
0
30km
AURIZON
Carte de Localisation
des Projets

Figure 1  Property location

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 9

4.2 Property description

In March 2009, Aurizon had a block of 111 claims covering 3,393 hectares in a single polygon without inclusions, all in the Joannes Township (Figure 2). To the original 67 “Feifer” claims (with the old Hosco mine and parts of the old Heva mine - green on Figure 2) optioned in 2006, Aurizon added the O’Connor (3 - orange on Figure 2) +Henriksen (20 - yellow on Figure 2) +Vantex (2 with the rest of the old Heva mine - blue on Figure 2) claims in 2007, and then the Alexandria (19 - pink on Figure 2) claims in 2008. In May 2009, Aurizon acquired another 6 claims (255 ha) from Mr. Jean Robert in Range VIII, just north of the O’Connor claims (purple on Figure 2). At the same time, Aurizon staked 38 claims (604 ha) in the so-called La Pause sector of the Bousquet Township (Figure 3). Those claims are not connected to those in the Joannes Township.  They are made of two blocks, a West Block with 30 claims (480ha) and the East Block with 8 claims (124 ha). With those acquisitions, the property now comprises 155 claims covering 4,252 ha in 3 separate blocks without inclusions (Figure 3). The project area extends east-west for more than 12 km and reaches 3 km in width.

The property is north of a biodiversity reserve which has been excluded for exploration and mining activities (in pink on Figure 2). Gescad Inc. manages the mining titles for Aurizon and produces an update on the titles once a year.  All statutory work and tax payments are in good standing.

A detailed list of the Joanna claims is in appendix

https://gestim.mines.gouv.qc.ca - GESTIM - Microsoft Internet Explorer

Stellar
Marc
claude
cl
19
20
84
85
86
706
708
709
310
311
312
313
314
50084
50083
50082
59
56
2130560
57
61
58
1
2
3
4
5
6
7
8
9
10
11
12
13
14

Échelle1:58 513

Ruisseau Davidson
Davidson
Ruisseau Davidson
Ruisseau Carrière
Ruisseau Joannès
Lac Joannès

Les thèmes du MRNF :
© Gouvernement du Québec, Ministère des Ressources naturelles et de la Faune. Tous droits réservés.

Les thèmes de Ressources naturelles Canada :
© Sa Majesté la Reine du chef du Canada, ministère des Ressources naturelles, tous droits réservés.

Done | Internet

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Figure 2 Aurizon claims in the Joannes Township

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 10

Figure 3 Aurizon claims in the Joannes and Bousquet Townships

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 11

Geostat has verified the status of each claim, example of the online validation with the Quebec Minister of Mines GESTIM system is presented in Figure 4 for CDC-2130561. According to GESTIM, the status of each of the 155 claims is active (see Appendix).

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Informations sur le titre minier	
Numéro du titre	CDC2130561
Statut du titre	Actif
Superficie (ha)	42,49
Date d'inscription	2007/10/17
Date d'expiration	2011/10/16
Date de désignation	2007/09/21
Nombre de renouvellements	1
Excédent au titre	0,00 $
Travaux requis au prochain renouvellement	1 200,00 $
Droits requis au prochain renouvellement*	52,00 $
Dossier de renouvellement en traitement	Non
Dossier de déclaration de travaux en traitement	Non
Description :	
Commentaire de localisation :	
Contrainte :	

* Montants sujets à une révision des tarifs

Titulaire(s)

Responsable	Numéro	Nom	Pourcentage
✓	5057	Mines Aurizon Ltee	100,00 %
			100,00 %

Terrains (polygones)

Feuillet (s)	Canton/Seigneurie	Rang / Lot	No partie	Numéro de polygone*
32D02, 32D07	JOANNES (CJ045)	0008 / 0045	0	402376607

* Pour usage interne seulement

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https://gestim.mines.gouv.qc.ca - GESTIM - Microsoft Internet Explorer

Consultation

Thèmes
- GESTIM (Titres miniers)
  - Titres actifs
    - [ ] BEF - Bail d'exploitation fonds marins
    - [ ] BEP - Bail d'exploitation particulier
    - [ ] BEX -Bail exclusif d'exploitation SMS
    - [ ] BM - Bail minier
    - [ ] BNE - Bail non exclusif d'exploit. SMS
    - [x] Claims (CL,CLD,CDC)
    - [ ] CM - Concession minière
    - [ ] PEM - Permis d'exploration minière
    - [ ] PRF
    - [ ] Tous (sauf BNE)
  - Désignation sur carte
  - Jalonnement
  - Titres historiques
  - Substances minérales de surface
  - Contraintes
  - Travaux déclarés
- SIGÉOM (Géologie)*Nouveauté
- Cartes de base MRNF

Thème utilisateur
- [x] CDC2037886
- [x] aur

Légende

Mode de navigation

- (•) Navigation serveur
- ( ) Navigation client

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- [x] Sélection sur objet

Sélections

Échelle1:62 141

JOANNES (32D02, 32D07)
Localisation : R 0008 0045 0
Superficie du polygone (ha) : 42,49
Titre : CDC-2130561 (A)
Titulaire(s) : (5057) Mines Aurizon Ltee 100pct

Les thèmes du MRNF :
© Gouvernement du Québec, Ministère des Ressources naturelles et de la Faune. Tous droits réservés.

Les thèmes de Ressources naturelles Canada :
© Sa Majesté la Reine du chef du Canada, ministère des Ressources naturelles, tous droits réservés.

Internet

Start | Inbox - Microsoft Outlook | C:\Documents and Settin... | DraftTR02092009.docx -... | Gestim - Microsoft Intern... | https://gestim.mines... | FR | 11:51 AM

Figure 4  Validation of the titles on line, example Claim CDC-2130561 from GESTIM

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 12

4.3 Royalties

The Joanna Gold Project comprises 155 claims in 3 blocks. Aurizon owns or has an option to acquire up to a 100% interest in all those claims. Details of Aurizon's interests and commitments are set out in the following table.

Claims	Ownership/Title	Royalties	Remaining Payments to Exercise	Remaining Work Commitments

Original Joanna (67 Claims) (1)	Option for 100%	2% NSR	__	__

O’Connor (3 claims)	100%	__	__	__

Henriksen (20 Claims)	Option for 100%	2% NSR	$50,000	__

Vantex (Heva) (2 Claims)	100%(2)	2.5% NSR(3)	__	__

Alexandria (19 claims)	Option for 100%	2% NSR(4)	$1,600,000(5)	$150,000

Robert (6 claims)	100%	__	__	__

La Pause (38 claims)	100%	__	__	__

Notes:

(1)

Twenty five (25) of these claims form part of the Heva block.

(2)

Undivided. Remaining 25% with Stellar Pacific Ventures Inc. acquired by Aurizon on Oct. 27, 2009 (Ref. 53200)

(3)

Aurizon has an option to purchase 0.75% of NSR for $500,000.

(4)

Also a 2% gross overriding receipts royalty on diamonds.  Aurizon has an option to purchase 1% of the NSR for $2 million.

(5)

Payable in Common Shares having an equivalent market value determined in accordance with the agreement.

Table 2 Details of Aurizon’s interests and commitments

Details of the agreements are available upon request at Aurizon Mines office. As per conversation with management and some verification all payments and obligations of Aurizon to third parties are in good standing.

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 13

5- Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1 Accessibility

The Joanna project is located in the Joannès and Bousquet Townships in the Province of Québec. It is 20 km east of Rouyn-Noranda, just north off Highway 117.  In the Joannes Township, the property is accessible via a gravel road to the old shaft collar of the Hosco mine. In the Bousquet Township, the side road to St Norbert du Mont-Brun and the Doyon mine crosses the property. The property is well located regarding access (air, road & train), electricity, water and manpower.

5.2 Climate

The climatic data used to characterize the sector under study comes from the meteorological station of Val-d’Or, Québec. These observations were carried out during 1961-1991. For surface exploration purposes, the climate and length of the cold season have an impact on the access due to soft ground.

5.2.1 Precipitation

On average, 928 mm of water falls annually in the area. The most abundant precipitation falls in September, with 103 mm of water. Average monthly precipitation ranges from 48 mm in February to 103 mm in September.

Snow falls from October to April, but is much more significant from November to March. The average for these five months is 26 mm, expressed in mm of water.

The pH of the precipitations measured at the Joutel station in 1991 varies from 4.30 in November to 4.78 in June (MEF, 1993).

5.2.2 Temperature

In the area of Val-d’Or, the average daily temperature is slightly over the freezing point, i.e. 1.6°C. The average temperature during July reaches 17°C, while the temperature in January falls to -16°C.

5.2.3 Winds

The anemometric data collected in Val d’Or between 1961 and 1991 show that from June to January the southwest winds are dominant, whereas from February to May the winds coming from the northwest are more frequent. Furthermore, in this sector, the winds have an average velocity varying between 11 and 14 km/h for an average of 13 km/h during the year.

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 14

5.3 Local resources

The regional resources regarding labor force, supplies and equipment are sufficient, the area being well served by geological and mining service firms. The town of Rouyn-Noranda, with more than 39 000 citizens, could provides the workforce for a new mine.  While there is currently a general shortage of qualified personnel in the mining and exploration sector, the location of the project is favorable in that regard.  The city is a regional center for the western Abitibi region. The area is traditionally a mining area with several operating mines and active exploration companies. Rouyn-Noranda has the necessary infrastructures to support a mining operation. All major services are available in Rouyn-Noranda and Val d’Or.

5.4 Infrastructures

The existing infrastructures on the Joanna property consist mainly in an access gravel road from Highway 117 which leads to the site near the old shaft collar of the Hosco mine. Some concrete slabs remain as witness of the past mining operations. The existing inclined shaft and ramp could be used to perform underground exploration activity although there is no indication at this stage that their integrity would allow it..

The north-south gravel road crosses an east-west railway which is not located on the identified gold mineralization. A recently refurbished local electrical distribution is available at the former Hosco shaft from the power line on the nearby Highway 117. A 120kV power line passes 2.7km north of the Hosco deposit.

5.5 Physiography

The topography of the area is rather flat and swampy, particularly in the north half of the property. Outcrops occur mainly in the southern part of the claim group. The overburden consists of till fluvio-glacial and lacustrine deposits and is generally less than 15 meters thick. Avearge elevation is around 300m.

The site of the project presents low relief topography. The slope is gently dipping towards the north in the swamp. The land is drained westward by small creeks. The vegetation of the surrounding area is characterized by trembling aspens and balsam poplars. Formations of balsam fir trees in pure settlements or associated white spruce and, to a lesser extent, black spruce are present. Most of the zones of interest do not outcrop and are under a grassy swamp. Aurizon has received the Certificate of Authorization from the minister of the Développement Durable, de l’Environnement et des Parcs du Québec (MDDEP) for the construction of access roads in poorly drained areas which represent 75% of the property surface.

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 15

6- History

All the following historical statements of resources or reserves are not NI 43-101 compliant and their reliability has not been established.  They are provided only for historical reference purposes. Original numbers in English units have been converted to metric.

6-1 Hosco sector

The principal source of the following historical information is Descarreaux (1985). The Hosco gold property has been explored over the last sixty years by various owners and optionees, as indicated below:

1944-1945:

Hosco Gold Mines did a magnetic survey and 81 diamond drill holes totalling about 20,000 m.

1946:

Sinking of an inclined shaft (55°) to a vertical depth of 131 m. Three levels opened, i.e. 40 m, 80 m and 120 m.

1946-1947:

Drifting and crosscutting on the three levels i.e. 95m on level 40, 1042m on level 80 and 1262m on level 120 for a total of 2399m.

1948-1949:

Production at a rate of 100 tpd. A total of 45,872 t grading 6.58 g/t  was extracted from 9 shrinkage stopes and milled at the nearby mill of McWatters Gold Mines Ltd. Mill head was 4.90 g/t.

1949:

Production stopped. Remaining proven ore reserves of 75,344 t grading 9.60 g/t

1972:

The property is staked by Yvon and Gaston Vezina.

1973:

Ore reserves calculations by Derry, Michener and Booth: probable and possible reserves amount to 954,556t grading 5.14 g/t.

1979-1983:

Soquem acquired the mining rights. The surface geology was mapped and the base line re-surveyed. Drilling of 7 holes totalling 1,128 m.

1984:

SASU Investments Inc. acquired an option on the Hosco property and drilled 10 holes totalling 2,988 m. New ore reserves calculations by Louvicourt Mining Management Company Ltd.

1985:

Jean Descarreaux and Associates Ltd. completed an economic assessment and review of the SOQUEM and Louvicourt Mining Management reserve estimates.

1986-1987:

Louvicourt Mining Management Ltd., agent for Eastern Mines Ltd. and Silver Sceptre Resources Ltd. completed a $4.1 M exploration program consisting of 9,798 m of diamond drilling to depth of 100 m, 389 m of overburden drilling, 484 m of exploration ramping to a vertical depth of 107m, 392 m of crosscutting, 238 m of drifting, 20 m of raising, and extraction of approximately 21,555 tonnes at 2.65 g/t of mineralization stockpiled on surface. This stockpile remains in place on surface.

Metallurgical testing of four 10 kg drill core samples by the Canmet and the Centre de Recherche Minerales in Sainte Foy Quebec and metallurgical testing of one composite core sample by Lakefield Research was also completed. A sample of the Lakefield flotation concentrate was sent to Hydrochem Developments for an evaluation of the NITROX process on the Hosco gold mineralization.

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                         Page 16

1997:

The access ramp was blocked and the portal was filled in at the request of the Minister of the Environment of Quebec for security purposes.

1998-2004:

1149127 Ontario Inc. acquired 100% interest in the mining claims. There are no outstanding obligations on these claims except for a 1% net smelter royalty held by Cambior (Vallée 2004). 1149127 Ontario Inc. property transferred to 90569 Canada Inc. in a name change.

2006:

Aurizon Mines Ltd. optioned the property in June from 90569 Canada Inc. A 2% net smelter royalty is held by 90569 Canada Inc. and Iamgold-Qc (formerly Cambior). Data revision included integration of all historical drilling and sampling results into a database and their attachment to a unique surveyed grid.

2007:

Aurizon initiated an extensive exploration program by systematically re-sampling 118 (72 Hosco and 46 Heva) historical holes over wide interval in order to define the extension of the mineralized system according to sulphides dissemination. Aurizon drilled 62 holes (JA-07-01 to JA-07-25 and JA-07-68 to JA-07-104) for a total of 20647 m. Validation of diamond drilling results (historical and some Aurizon drill holes) and completion of the first NI 43-101 compliant resources estimates by Geostat.

2008:

Aurizon drilled 354 holes (JA-08-105 to JA-08-164, JA-08-166 to JA-08-170, JA-08-172 to JA-08-175, JA-08-177 to JA-08-182, JA-08-184 to JA-08-189 and   JA-08-191 to JA-08-463) for a total of 86,320 m.  Also, the company did a magnetic survey on lines totalling 27.1 km. A preliminary geometrical, structural and depositional model based on field observations plus Leapfrog modelling of gold grade and petrographic works was proposed. Metallurgical testing was initiated with LTM Laboratory with two composite samples. Consultant Roche presented a phase 1 environmental characterization of the property. Consultant BBA completed a preliminary assessment study for an open-pit operation.

2009:

Update, validation with diamond drilling and completion of the NI 43-101 compliant resource estimates by Geostat. Aurizon drilled four holes (JA-09-467, JA-09-472 to JA-09-474) for a total of 4149 m.Lakefield Research received 5 composite samples to perform a sequence of metallurgical testing, including grinding, flotation, oxidation and cyanidation.  Mineralogical and micro-analytical studies are conducted to explain gold recovery.

.

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 17

6-2 Heva sector

For the west block (Heva) the principal source of the following historical information is Davis (2004). The Heva gold property has also been explored over the last sixty years by various owners and optionees, as indicated below:

1944-1947:

Heva Cadillac Gold Mines Ltd. drilled 56 diamond drill holes totalling 9,960 m. A-50 degrees N inclined three compartment shaft was excavated to a vertical depth of 177 m. Underground work consisted of drifting and crosscutting on 84 m, 122 m and 177m levels.

1948:

Mines and Resources Canada completed an investigation of the Heva gold mineralization. The report indicated that the 99% of the gold could be recovered by direct cyanidation. Seven underground drill holes were completed from the 122 m level. Nine surface drill holes were completed. Operations were suspended.

1951-1953:

The mine was dewatered and underground operations were resumed. A total of 47,475 t of ore grading 6.86 g/t Au was produced before the operations stopped due to a shortage of mine labour. A total of 960 m of drifting and crosscutting was completed from 1946 to 1953.

1975:

Yvon and Gaston Vezina acquired the mining rights

1978-1981:

Soquem optioned the property. The surface geology was mapped and the base line resurveyed. A total of 6,920 m of surface diamond drilling was completed.

1984:

SASU Investments Inc. acquired an option to the property.

1985:

New Goldcore Ventures and Amberquest Resources Ltd optioned the Heva Block. Norgold Management Ltd., agent for New Goldcore Ventures and Amberquest Resources Ltd hired Ovaltex Inc. to complete 28 surface diamond drill holes totalling 7,967 m. Estimate of an undiluted 757,013t @ 6.77 g/t by C. Larouche, BSc,MSc, Eng. (Larouche, 1985)

1986-Jul. 1987: Louvicourt Mining Management, agent for Eastern Mines Ltd.  and Silver Sceptre Resources Ltd. completed 11,126 m of surface diamond drilling and installed the following surface infrastructure: access road, powder storage, sedimentation basin, septic system, new power line, service building, dewatering facilities, hoist and a head frame in preparation for completion of an advanced underground exploration program. The program was suspended on July 28, 1987 due to surface overburden caving into stope 2-15 shortly after dewatering had started.

Aug. 1987-1988: Starting on August 1, 1987 Louvicourt Mining Management Ltd., agent for Eastern Mines Ltd. And Silver Sceptre Resources Ltd. completed a revised advanced exploration program. It consisted of 7,614 m of surface diamond drilling, and an evaluation of the 2-15 caved-in area, sinking of vertical three compartment 7 m by 3 m shaft to a depth of 227 m, 260 m of cross cutting, 122 m of drifting on the new 200 m level and 148 m of underground bazooka drilling. The 2-15 stope assessment consisted of a seismic survey, overburden drilling, 32 diamond drill holes and an overburden analysis. Shaft stations were excavated to correspond to the same levels within the old workings and a 40 m pillar was established above the new 200 m level. A loading pocket was established on the 200 m level. A total of 1,386 tonnes of mineralized material was extracted and piled on surface.

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 18

1999:

T. P. O’Connor acquired Lots 24 and 25 in Range VI of Joannes Township

1998-2004:

1149127 Ontario Inc. acquired 100% interest in the mining claims. There are no outstanding obligations on these claims except for a 1% net smelter return royalty held by Cambior

2004:

Minerals right are transferred to Vantex Resources Limited from O’Connor and Gauthier.

2005:

Stellar Pacific Ventures signed an agreement to carry out exploration work and acquire 25% of the property. Figure 5 shows the location of claims on which Stellar carried out exploration work in 2005.

GROUPE DE CADILLAC
GROUPE DE TÉMISCAMINGUE
FAILLE DE CADILLAC
PUITS HÉVA
PUITS HOSCO
Chemin de fer
Rang VII
Rang VI
Rang VI
Rang V
24
25
117
SUPERGROUPE DE PONTIAC
N

Zone de cisaillement
Dyke de diabase
Faille
Stratification

Modifié de Davis (1987) GM-45180

STELLAR PACIFIC VENTURES INC.

PROPRIÉTÉ HÉVA

Géologie de la propriété

0 250 500 750m

Figure 4

Figure 5  Heva Vantex-Stellar claims block

This is where Stellar 2005 drilling took place (from O’Dowd, 2005)

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 19

2007:

Aurizon acquired an option on 100% of the 75% ownership interest of Vantex Resources Limited in the two Heva claims. Data revision included integration of all historical drilling and sampling results into a database and their attachment to a unique surveyed grid. Aurizon drilled 42 holes (JA-07-26 to JA-07-67) for a total of 26269 m. Completion of the first NI 43-101 compliant resources estimates by Geostat.

2008:

Aurizon drilled five holes (JA-08-165, JA-08-171, JA-08-176, JA-08-183 and JA-08-190), for a total of 1254 m.

2009:

Update, validation with diamond drilling and completion of the NI 43-101 compliant resource estimates by Geostat.

6-3 Henriksen sector

The following information is based on a compilation of historical works by Aurizon staff and updated information extracted from monthly reports. Henriksen claims block is currently explored for gold in structures parallel to the Cadillac Fault. A favourable context for base metals is also explored in volcanic rocks in the western part of the property. The claims block assembled was initially part of different historical properties owned or worked successively by more than 20 different operators Following remarks are preliminary and a more complete investigation should be produced.

1924-1937:

Preliminary prospection works including mostly trenching and pitting by different operators.  10 holes drilled during 1937 by Joannes-Davidson M.L.

1938-1952:

Teck Exploration Co. Ltd. acquired rights on the property, drilled 8 holes (1500 m). A shaft was sunk on a gold bearing structure east of the Davidson Creek Fault.

1952-1974:

Joannes-Davidson acquired 100% of property rights and initiated geophysics surveys. One hole drilled.

1977-1990:

Gold Fields Inc./Darius Gold Mine Inc. and thereafter Darius Joint Venture covered the property partially with geophysics. 4 holes drilled.

1992-1996:

Agnico Eagle staked the northern part of the property, completed systematic geophysics and drilled one hole.

1998-2007:

Current claims block is stacked by Gordon Henriksen. Mostly worked with geophysics and prospection. Ressources minières Coleraine drilled 3 holes for 423m.

2007:

Aurizon Mines Ltd. signed an option with Gordon Henriksen to acquire 100% of the claims group.

2007:

The property has been covered with a systematic prospection program that generates an exploration approach combining base metals and gold-arsenic targets.

2008:

Geophysics survey limited to the western part of the property hosted by volcanic led to 3 holes drilling program of 560 metres.

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                         Page 20

6-4 Alexandria sector

The source of the following historical information is Canova and Keita (2007). The Alexandria property, east of the Hosco sector with old mine, has been explored over the last seventy five years by various owners and optionees, as indicated below:

1935:

James Thompson and Associates optioned the “Polson-King claims” and carried out stripping and trenching on silicified mineralization in greywacke.

1937:

Clericy Consolidated Mines Limited prospected the old “Polson Group Claims” (range VI, lots 52-62 + range VII, lots 56-62 - see Figure 3).  Five (5) diamond drill holes (A1-A3, B1-B2) were drilled for a total of 448.7 m. Clerno Mines Limited prospected Clericy ground and examined the old “Polson showing” (range VI, lot 56).

1940:

Belleterre Quebec Mining Limited drilled two diamond drill holes (102ft and 98 ft respectively) on range VI, lots 42, 43.

1943:

Belleterre Quebec Mines Limited conducted a magnetic survey of the northwest corner of the property to delineate the Cadillac Break.

1944-1945:

Hosco Gold Mines Limited drilled eight (8) holes (H18 to H25) for a total of 1,976.63 m on the west end of the property (ranges VI, VII; lots 42-46). The drilling tested the Hosco-type gold mineralization along the Cadillac Break.

1944-1946:

Hosco Gold Mines Limited conducted a magnetic survey in the northeast corner of the property to delineate the Cadillac Break.  The company drilled 30 diamond drill holes (1E to 30E) with 27 on the East Hosco showing, for a total of 4,118.1 m.

1945-1946:

Bouzan Gold Mines Limited drilled 18 diamond drill hole (B1 to B20) for a total of 2,884.93 m with 8 of them drilled on the Sheehan showing (range VI, lot N1/2 51).

1946:

Belleterre Quebec Mines Limited drilled four (4) diamond drill holes (BQM-1 to BQM-4) in the vicinity of the Cadillac Break.

1966-1969:

W.L. Landgridge Jr. completed some trenching, pit digging and sampling on range VI, lots 42-55 (1966) and range VI, VII, lots 47-51 (1967-69)

1971:

Questor Surveys Limited (DP-763) performed an airborne INPUT (MARK V) survey on behalf of Ministère des Richesses Naturelles, Quebec.

1972:

Maracambeau Mines Limited conducted some geophysical surveys (magnetometer) over ranges VI N1/2.VII N1/2, lots 42-51.

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                         Page 21

1974:

Fervat Mines Limited did some ground geophysics

1974:

Darius Gold Mines Limited dug nine (9) trenches

1976:

Fervat Mines Limited attempted some drilling on Range VI, lot 57, but with no core recovery.

1977-1979:

Darius Gold Mines Limited drilled one hole (LS-77-1) and conducted geological, geophysical and geochemistry surveys on range VI, N1/2 of lots 42-47 and partial coverage of lot 51.

1979:

Coldfields Mining Corporation conducted some prospecting, geology and geophysics over range VI, N 3/1 of lots 42-51.

1981:

J. Beaulieu drilled a 225 ft vertical hole.

1981-1983:

Sulpetro Minerals Limited carried-out line-cutting, geophysical (VLF, Magnetometer), geological work, Induced Polarization (IP), detailed magnetometer and HLEM surveys on the Lusko East property.

2003:

Alexandria Minerals Corporation signed an option with Coyle and Tremblay for a 100% interest on 13 claims directly east of the Hosco sector

2004:

Alexandria Minerals Corporation signed an option with Salmasi and Greisbach for a 100% interest on 6 claims directly east of 13 above.

2007:

Alexandria Minerals Corporation drilled three holes (JAX-07-1 to JAX-07-3) to test the Cadillac Break and Sheean shear, for a total of 634 metres. See Canova and Keita (2007).

2008:

Aurizon Mines Ltd. signed an option to acquire 100% of the Alexandria property.

2009:

Aurizon Mines Ltd drilled 15 holes (JA-09-468 to JA-09-471 and JA-09-483 to JA-09-493) to test Hosco eastern lateral extension along Cadillac Break and geophysics anomalies, for a total of 3415 m.  Also, the company conducted some field prospecting.

6-5 La Pause sector

The source of the following historical information is Boudreault (2009). Claims acquired by Aurizon in the La Pause sector of the Bousquet Township have been explored over the last sixty years by various owners and optionees, as indicated below:

1947:

Exploration work by The Consolidated Mining and Smelting Company of Canada (ancestor of Teck Cominco)

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1964:

Geological and geophysical work by East Sullivan Mines Ltd. in the NE of East Block with no significant results

1966:

Falconbridge Nickel Mines Ltd conducted a magnetometric survey on the south side of the property together with some mapping and sampling

1986:

Electromagnetic (VLF) and magnetic (total field and vertical gradient) by Ressources La Pause Inc. on 4 claims close to Highway 117

1988:

Induced polarization (IP) and electromagnetic (EMH) survey by Société Minière Ecudor Inc.

1988:

Geological prospecting and sampling by Ressources Minières Platinor Inc. on the majority of the East Block

1989:

Mr. Chouinard completed an electromagnetic (VLF) and magnetic survey on the West Block. A mandate is given to Glenn Griesbach to conduct some exploration work (mapping, sampling and trenching).

1989:

Société Minière Ecudor Inc. contracted Dominique Beaudry for an evaluation of the gold potential of their Bousquet property, including sampling of mineralized sectors.

1995:

Induced polarization (IP) survey by Ressources Minières Platinor Inc on the East Block

1998:

Mapping and Beep-mat survey by Randon Ferderber on part of West Block (Labour property)

From what precedes, it looks like no drilling has ever taken place on the Aurizon claims in Bousquet Township. From 1978 to 1989, Long Lac Exploration conducted some geological, geophysical and geochemical work and did some drilling on a property to the north with a south extremity crossing the La Pause claims. However, on that part of their property, they just did some line cutting as well as a magnetometric survey.

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7- Geological Setting

7.1 Regional geology

The following information is based on three sources: Descarreaux’s 1985 report, an internal report prepared by Ghislain Fournier P. Eng. of Aurizon in January 2006 and information provided by Martin Demers P.Geo of Aurizon.

The Joanna property (formerly Hosco-Heva-Alexandria) is situated in Joannes Township in the south central portion of the Abitibi Greenstone Belt, within the Superior structural province of the Canadian Shield. All rocks are Archean in age except for the late crosscutting Proterozoic diabase dykes.

The Rouyn-Noranda mining district is well known for its polymetallic volcanogenic massive sulfides deposits associated with the Blake River Group but several gold only deposits in the immediate vicinity of the Cadillac Break have been defined over the years.

Thick sequences of Archean lavas of the Blake River Group yielded ages between 2703 and 2696 Ma (Mortensen, 1993; Lafrance et al., 2005). The recent isotopic datations, coupled with the stratigraphic relationships, suggest that the various formations composing the Blake River Group do not represent a simple stratigraphic pile, but different, geographically isolated, synchronous volcanic complexes (Lafrance et al., 2005). Volcanism in this area tends to be bimodal, showed by successions of mafic and felsic lavas with affinities varying between tholeitic and calcalkaline. Pyroclastics equivalents of mafic to felsic lavas occur intercalated with massive flows.

Younger flyshic sediments, such as the Cadillac and Kewagama group, are about 10 million years younger than the youngest volcanic units (Lafrance et al. 2005). They sit on top of volcanic units and form continuous units, generally in an East-West direction. Locally, younger fluviatile sedimentary sequences, such as the Temiskaming group, are developed within basins closely associated to the regional faults (Mueller et al, 1996).

Volcanic and sedimentary assemblages are tightly folded and cut by major E-W and NW-SE faults developing a regional losangic or lenticular shaped pattern with mostly sub-vertical north or south dip. Regional deformation is generally expressed by an east-west, steeply dipping schistosity, sub-parallel to the main folds axial plan. On a regional scale, fold axis tend to be subhorizontal but can also be more vertical within the major fault corridors (Daigneault et al, 2002).

The main structural feature of the region is the Cadillac or Cadillac-Larder Break. It is a large-scale regional tectonic feature extending for 200 km from Kirkland Lake, Ontario to Val d’Or, Quebec. It generally strikes east-west and dips northward and is characterized by a wide zone of talc-chlorite-carbonate schist separating the Temiskaming and Cadillac groups. Other local scale north easterly trending faults occur throughout the region.

A wide variety of syn-volcanic to late tectonic intrusive rocks ranging from peridotite to hyperaluminous granite occur throughout the region. Proterozoic diabase dykes trend northeast-southwest and occur discordant to all lithologies. Metamorphism vary from subgreenschist to greenschist facies throughout the region and increases quickly to amphibolites facies immediately South of the Cadillac Break in the Pontiac Sub-Province. A number of gold showings occur in the region typically associated with the Cadillac Break. Besides the Hosco and Heva old mines, the previously mined McWatters gold mine is the best-known gold deposit near the property.

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7.2 Local Geology

The east-west striking zone favorable for gold mineralization is closely related to the Cadillac fault, which dips 55o to the north in this area. According to the traditional nomenclature, it is underlain from south to north by rocks of the Pontiac, Temiskaming and Cadillac groups. The complete sedimentary sequence cut by exploration works is composed of poorly graded greywacke interbedded with a main matrix supported polymict conglomerate unit historically related to the Temiskaming Group depositional environment. The Cadillac Group as described in literature by a facies succession of greywacke with mud rock, and iron formation units (reef) has not been interpreted yet on the property and its limit is suspected to be located farther north toward the Blake River Group limit.. A few diabase dykes also cut the host sedimentary rocks (Figure 6).

QUEBEC
Mouska
Doyon
ARZ.
ARZ.
ARZ.
Henricksen
Feifer
Cadillac Break
Vantex
Alexandria
Rouyn 15km
117
Felsic Volcanics
Mafic to Ultramafic
Timiskaming Sediments
Pontiac Sediments
Conglomerate
Felsic Intrusive
Mafic Dykes
Showing
Mineral Resources
0
2km
AURIZON MINES LTD.
JOANNA Project (Quebec)
Geological Map

Figure 6  Surface geology map with property boundaries

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8- Deposit Types

The following description of deposit and associated mineralization is based on information from different reports listed in the References section, site visit observations of core and information provided by Aurizon geologists.

The Joanna gold deposits may be described as sediment hosted orogenic gold deposits related to the structural control of the Cadillac fault. Mineralization is mainly developed in the form of finely disseminated sulfides envelopes (pseudo-lenses) with minor quartz veining in sediments of the Cadillac Group. The main brittle-ductile deformation comprising the Cadillac Fault is concentrated in these metasedimentary layers. The genesis of the deposit has not been studied in detail. Historically, previous exploration was focused on quartz veins within the deformation and mineralization corridor where gold was present in higher grades.

The mineralized corridor extends along a 2,200 m east-west trend and can be followed down to a depth of 400 m. Mineralized zones within that corridor dip by 50o to 65o to the north with a western plunge. They are usually narrower and less continuous in the Heva block and wider and more continuous in the Hosco block.

The historical work focused on separating and labeling narrow but high grade lenses. These high grade zones are found within the new zones defined by the 2007-2009 Aurizon drilling campaign. The latter was executed with the objective of defining larger mineralized zones and evaluating the open pit potential of lower grade and higher tonnage material. Those zones are (Figure 7):

1-

The North zone (NZ) occurs just north of the Cadillac fault and is restricted to the western half of the deposit (Hosco block). It is generally represented by a biotite-sericite altered greywacke, foliated and injected by up to 20% thin quartz veinlets concordant to tightly folded (Figure 8). Pyrrhotite and arsenopyrite are the main sulphide phases and can represent up to 10% of the material. The zone is often molded to the north by an amphibolized unit. Occasional porphyroblastic amphiboles can also be seen within the North Zone.

2-

The South Zone 1 (SZ1) is a minor type of mineralization found just south of the fault. It is characterized by thin smoky quartz veins crosscutting thin competent tourmaline rich zones. Arsenopyrite can sometimes be observed in semi-massive stringers associated with the quartz. Even if some high grade values are associated to this zone, it remains a marginal contributor to the resources of the deposit.

3-

South Zone 2 (SZ2) represents the most important gold bearing mineralization. It can be identified by its concordant banded aspect caused by the succession of 5-10% of generally concordant millimetric quartz stringers, sericite altered fringes and a biotitic host rock (Figure 9). Alteration is also characterized by the presence in variable amounts of silica, carbonate and chlorite. The colors of these altered bands vary from brown-yellowish to light green. Sulphides content is usually around 5% with arsenopyrite being the main phase but pyrite or pyrrhotite can locally be abundant. Arsenopyrite crystals from the SZ2 zone often exhibit a needle shape.

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4-

The South zone 3 (SZ3) resembles the SZ2 in terms of quartz veining density and sulphide content. However, the alteration style is restricted to biotite and silica. Vein contact is occasionally very diffuse. Even if it remains generally concordant to the deformation zone, veins in SZ3 are often more discordant than those of SZ2. Both zones show a close spatial association and transitional zones between the two are often observed.

5-

The South Zone 4 (SZ4) is represented by thicker and often more discordant veins composed of white, occasionally smoky, quartz. Coarse arsenopyrite in amounts reaching up to 20% is sometimes associated to these veins. The veining density is higher than in SZ2 and SZ3 but those veins are generally narrower. They occur more to the south, isolated from the other zones and in less deformed rocks. They seem to mark the end of the mineralized system in the investigated area. Some high grade gold samples have been found within this zone but contribution to the bulk of the resources seems marginal.

The different zones do not always respect a clear stratigraphic order, and in some sections SZ2 and SZ3 merge to create a complex series of lenses parallel to the Cadillac fault, with variable width and dip extension (Figure 7). In a general way, gold bearing envelopes are represented by a single, continuous lens on the north side of the fault and by two or three main lenses on the south side of the fault. The latter is mainly composed of SZ2 with variable amounts of SZ3. Main branches can reach real thickness of up to 50 m. The large envelopes are often interpreted to separate into several thinner branches that can pinch and swell. The largest part of the branches south of the fault form westward plunging ore shoots. The observation on some section of a folded conglomerate layer on both sides of the South Zone may suggest that the distance between mineralized lenses is depending on a fold opening. Mapping and sampling in the underground openings of the high grade quartz vein zones within the low grade corridors show that those partially mined zone are continuous but with some pinch and swell.

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1350 N
1450 N
1550 N
1650 N
Sud
Nord
Zone sud 3
Conglomérat
Zone sud 2
ZS1
Zone sud 3
Zone sud 3
Conglomérat
Zone sud 2
Faille Cadillac
Zone nord
Faille
4900 m
4800 m
Légende
Histogramme
1 cm = 5 g/t
0,5 à 3 g/t
3 à 5 g/t
5 à 10 g/t
10 g/t à 10000 g/t
AURIZON
MINES AURIZON LTÉE
Projet Joanna
Section 8650Est

8200 mE
8400 mE
8600 mE
8800 mE
9000 mE
9200 mE
9400 mE
1800 mN
1600 mN
1400 mN
1200 mN
Legend
Rock Type :
Greywacke
Conglomerate
Cadillac Fault
Mineralised Zone :
North Zone
South Zone - 1
South Zone - 2
South Zone - 3
AURIZON
MINES AURIZON LTÉE
Joanna Project
Geology level 4950m
Traced by : K.Lafontaine
Date = 2009-09
Scale = 1:5000

Figure 7 Mineralized zones of Hosco on section 8650E and level 4950

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Figure 8  Mineralization in NZ zone (hole JA-08-150 - section 8000E - Hosco block)

Figure 9 Mineralization in SZ2 zone (hole JA-08-322 - section 9000E - Hosco block)

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9- Mineralization

Gold appears to be mainly associated with finely crystallized sulfides in biotite rich schist with minor deformed millimetric to pluri-centimetric quartz veins. The more continuous and gold rich zones seems to be associated with a white mica alteration. Mineral assemblage also includes variable concentrations of silica, carbonate, albite, garnet and possible other alumino-silicates (Renou, 2007). Amphibole and tourmaline rich replacement zones have been locally identified.

Gold enrichment is adjacent to Cadillac fault which is associated to a rich chloritic unit. This gold enrichment is related to fine grain arsenopyrite in a biotite rich matrix. The veins are included within a 100 to 190 m wide low grade halo of 0.5 to 2.0 g/t.

Generally speaking, most of the mineralized zones look alike in terms of structure and mineralization, some differentiate lightly by the content in quartz vein, arsenopyrite, pyrrhotite, pyrite, white mica, carbonate, biotite and chlorite but for now they are believed to be all related to the same geological event with variations in the alteration assemblages and degree of deformation. Narrow, widely spaced, quartz veins with higher grades have been intersected. Deformation within the sediments can be difficult to evaluate as a result of recrystallization of some minerals at a superior greenschist to amphibolite metamorphic facies. Interlayered chloritic units are strongly deformed with tectonic breccias and gauge associated with the Cadillac fault system. Some sediment intervals show mineral segregation in a tectonic fabric and sulfides remobilization along foliation planes indicating a strong ductile deformation level. Vein folding and orientation within the different types of zones suggest a gradual decrease in deformation intensity from the Cadillac fault to the south.

Strongly silicified zones, some with a cherty aspect, as well as brecciated zones were observed during core inspection of the 2007 site visit.

To our knowledge, besides gold, there is no other significant mineralization on the property which merits modeling and estimation of resources. A metal scan on one third of the control samples (Table 3) has been done by SGS Geostat in order to see if there is other mineralization of interest such as silver.  Unfortunately, silver values are not significant.

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Table 3 Metal scan of one third of the control samples

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10- Exploration

Exploration history of the property is directly linked to the history of the discovery and development of the Hosco and Heva mine previously discussed in this report. Since 2006, Aurizon has carried out extensive computerization and integration of the historical data.  Exploration holes were incorporated into a database in electronic format at the end of 2006. Where possible, the casing of old holes has been located in the field with GPS. A surveyed grid (GML grid) has been established as a unique reference for all information related to the property. Sylvestre, Julien, Leclerc Land Surveyor have surveyed 184 old holes.  For 170 holes previously surveyed by an unidentified surveyor, we corrected the coordinates in order to integrate them into the GML grid.  Easily computerized and reliable underground data was also included in the new database. In addition to the drilling which is described in the next section, Aurizon has conducted the following exploration activities on the Joanna claims:

Henriksen claims

A mapping and sampling campaign was conducted on the Henriksen claims (northwest of the property) during the summer and fall of 2007 Mineralization indicators as strong alteration and disseminated sulphides occurrences returning anomalous gold values between 0.02 and 0.3 grams per tonne from 233 grab samples on outcrops added to the collection of 1077 soil samples for MMI (Mobil Metal Ion) detection throughout the property and led to the trenching and channel sampling (300 samples) of 6 selected areas.  Results in the range of 200 to 1000 ppm for Zn and 100 to 400 ppm for Cu have been obtained in the western part of the block located in the Blake River volcanic group. Another signature with gold between 0.002 and 0.01 ppm (too low to be significant) and arsenic between 0.2 and 1 ppm has been obtained at the eastern part of the block in a similar gold context as the Hosco deposit.

In 2008, a ground time domain electromagnetic (InfiniTEM)  survey over 11km of lines on sulphides bearing horizons in the Blake River volcanic group let to the drilling of a short program of 561 metres in three holes at 300 metres spacing. Results have not shown any significant base metal results but information acquired will be used for planning future works.

In 2009, gold mineralization (6.8 g/t over 3m) was found at depth of 160.5m in core hole JA-09-482, part of an 8 holes program on that block and adjacent Feifer block (“Joanna North”). Holes were drilled over a 700m long multi-element MMI anomaly (As, Au, Mo, W and Sb) with 4 sections of 2 holes at 200m E-W spacing. Mineralized material is a quartz vein stockwork with pyrite, pyrrhotite and free gold within a biotite rich metasediment. The western holes intersected a continuous 40m wide fault trend with sulphide halos. Anomalous gold values in samples show a westward progression from a few 10ppbs to 0.1-10g/t at the western limit of the drill grid.

Alexandria claims

In 2009, gold mineralization (3.0 g/t over 4.6m and 3.9 g/t over 1.1m) was found at depths of respectively 135m and 106.9m in two holes (resp. JA-09-490 and JA-09-485) part of an 5 holes program on that block (“Joanna South”). Holes were drilled about 300m south of the Cadillac fault over an IP/magnetic anomaly from a previous survey by Alexandria Minerals. Another 10 holes were drilled along the Cadillac fault to test the eastern extension of Hosco mineralization in Alexandria claims. Details can be found in the next section on drilling. Results from those holes are used in the evaluation of resources for the Alexandria block in section 17.

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Robert claims

Since the acquisition of those claims in May 2009, a line cutting program has been completed. A MMI soil geochemistry and an induced polarization (IP) geophysical survey are in progress.

La Pause claims

Line cutting and an IP program are planned for 2009.

To the author’s knowledge, Aurizon possesses all the permits required to conduct the exploration work recommended in this report other than those specifically mentioned.

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11- Drilling

Before Aurizon, different companies have drilled on the property over time (see section 6). The table below summarizes this past exploration and development work.

Exploration and development:

Date	Surface drilling (m)	Underground drilling (m)	Sinking of shaft (m)	Ramp development (m)	Lateral development (m)
1944-1945	20 000	3 000	160		2 400
1980-1981	1 128
1984	2 988
1986-1989	9 768			484	630
Total	33 884	3 000	160	484	3 030

Production:

Date	ore (tonnes)	Grade (g/t Au)	Processed grade (g/t Au)	Recovery (%)
1948-1949	45 872	6.58	4.90	74.5
1986-1989	21 555	2.65	Stockpile on site	n/a

Table 4 Summary of pre-Aurizon drilling and development on Heva and Hosco sectors

In 2007, Aurizon drilled 62 surface core holes (JA-07-01 to 25 and 68 to 104) totaling 20,647m on the Hosco sector plus 42 holes (JA-07-26 to 67) totaling 26,269m on the Heva sector for a total of 104 holes totaling 46,916m.

In 2008, Aurizon drilled 354 holes (JA-08-105 to164, 166 to 170, 172 to 175, 177 to 182, 184 to 189 and 191 to 463) totaling 86,320m on the Hosco sector, 5 holes (JA-08-165, 171, 176, 183 and 190) totaling 1254m on the Heva sector and 3 holes (JA-08-464 to 466) totaling 561m on the Henricksen sector for a total of 362 holes totaling 88,135m. In the Hosco sector, most of the holes were in-fill drilling on a 25m grid and in the potential open-pit identified by the 2008 BBA scoping study (see section 18-1).

The 2007 and 2008 Aurizon holes on Hosco and Heva sectors (463 holes totaling 134,490m) are those used by Geostat for their resource estimates of April 2009 (Geostat, 2009).

In 2009, Aurizon has so far drilled (1) 4 holes (JA-09-467 and 472 to 474) totaling 4149m on the Hosco sector (“Hosco Dip Extension” program). Those holes are used in the resource estimate presented in this report. (2) 15 holes (JA-09-468 to 471 and 483 to 493) totaling 3415m along the Cadillac fault to test the eastern extension of the Hosco mineralization in the Alexandria claims as well as a new mineralized trend (“Joanna South”) about 300m south of the Cadillac fault. Those holes are used in the resource estimation of the Alexandria sector presented in this report. (3) 8 holes (JA-09- 475 to 482) totaling 1566m to test another new mineralized trend (“Joanna North”) on Henriksen and Feifer claims about 1km north of the Cadillac fault. Results in those holes are not used in the resource estimation presented in this report. Hence total drilling by Aurizon in 2009 so far amounts to 27 holes totaling 9130m.

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Total number of holes drilled by Aurizon on the Joanna property is thus 493 holes totaling 144,181m

Hole planning is made by a geologist on printed sections showing all geological and grade information from surrounding holes. Corrections of holes theoretical traces are made using a determined deviation rate. That planning information is then transmitted to the technical team responsible for checking physical access and conformity to forestry and environmental permits. Holes are physically implemented on surveyed grids attached to the NTS grid. The process has been supervised and certified by Sylvestre, Julien, Leclerc Land Surveyor. Drill rig alignment, horizontality and dip, are checked with levels and sticks by a field services firm (Services Technominex). Once holes have been drilled, they are surveyed by Sylvestre, Julien, Leclerc Land Surveyor.

Drill hole deviation (dip and azimuth) is measured by either a Reflex or a Flexit tool. Measurements are made at every 30 m during the drilling operation and at the end of each hole. A continuous survey is also done during the rod pulling operation. An error of 4% is attached to each measurement according to tools technical specifications. After drilling each hole is secured by a cement plug and closed by a steel cover. Position and orientation of each casing is surveyed by the Land Surveyor and measurements taken are considered as the final coordinates and holes orientation to be recorded in the database.

Drilling equipments use NQ diameter metric coring equipment. Drilling is conducted by a contractor, Benoit Drilling Ltd. During drilling operations, operators place the continuous cored rock in wooden trays by indicating the depth on each 3m course by a wooden block. Ground material intervals or missed core is indicated by a specific block. Closed core boxes filled and tagged by the drilling company at the drill rig are carried by truck to the Rouyn-Noranda core shack facility by Services Technominex personal. The same firm handles all the rock material from length measurement to shipping in an indoor and access restrained area.

No core is stored on site.  Historical and new core is stored in the suburb of Rouyn-Noranda at the geological contractor’s core shack.

Next figures 10 and 11 show all the drill holes (past and Aurizon 2007-2008) on the Heva and Hosco sectors of the Joanna property

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 35

Figure 10 Plan view of all holes drilled on Hosco and Heva sectors of the Joanna property

SGS Geostat Ltd

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12- Sampling Method and Approach

Sampling intervals are determined by the Aurizon geologist depending on the nature of alteration and the presence of mineralization. Due to the disseminated, homogenous and often discrete nature of the low grade ore, definition holes are generally completely sampled.  Sampling of the longer exploration holes depends on the geologist’s judgment since various intervals of poorly altered and mineralized rocks may be encountered. Density of sampling in these cases is often above 50% of the hole length.  Samples are in general 1 m long prior to mid 2007 and 1.5m long since that time, giving representative results of the generally homogenous and wide low grade ore. Particular punctual features can be tested by shorter samples if needed.

The core recovery of the observed new core is generally very good. Based on the Author's observations on site at the drill and in the core shacks, we consider that the sample quality is good and that the samples are generally representative.

The sampling method is straightforward. After logging, the sections to be assayed are identified in the core box. The core is split using an electric core saw, bagged, tagged at the geological contractor core shack at Rouyn-Noranda (Services Technominex) and sent to the laboratory. The other half is kept for further analysis, if necessary.

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13- Sample Preparation, Analysis and Quality Control

13.1 Sample preparation and analysis

Since 2008, all the new drill hole samples from Joanna are assayed at ALS Chemex in Val d’Or, using a standard fire assay procedure. In 2007 and early 2008, samples were assayed at Laboratoire Expert Inc. of Rouyn.

All samples received at ALS Chemex are bar-coded and weighed prior to being processed.  Drying is applied only to samples that are excessively wet.  Sample material is crushed in a jaw and/or roll crusher (70% passing 9 meshes).  Ground material is split with a riffle splitter to obtain a 250g sub-sample.  Sub-samples are pulverized in a “flying disk” or a “ring and puck” style grinding mill to give a pulp (85% passing 200 meshes).  The rest of the crushed sample (reject) is returned into the original plastic bag.

A 30g split is collected from the pulp and weighed for fire assay fusion and atomic absorption finish, with a detection limit of 0.005 ppm.  Gravimetric finish is applied for initial assays above 10 ppm.  Assays results are sent electronically to Aurizon by using a special email address for the sole use of the data manager. The database system (Geotic) is using the Microsoft Access data management system. Its writing access is restrained to the data manager and the project geologist.

13.2 Quality control program

Geostat did not visit the laboratory installations during the site visit.  Geostat inspected the laboratory assay sheets and assay certificates produced by the laboratory. They consist of Excel spreadsheets containing sample numbers and assay results. The laboratory uses a relatively standard file format. Assay certificates contain duplicate results.

In addition to the normal laboratory quality control program, Aurizon has put in place a quality program to secure the validity of its assay results with standards, blanks and duplicates.

13.2.1 Standards

Certified material with different representative grades and composite reference material are inserted in the sample series at a rate of one every 25 regular samples. Composite reference material is made from the rejects of 20 to 30 samples which are completely pulverized and homogenized to make 40 to 60 kg batches packaged into 60g individual envelopes. Tolerance on different reference material has been set at +/-10% from targeted grades. Whenever exceeded, verification is performed on the recording and control from the core shack to the assaying lab to find the possible source of any difference.

Figure 11 shows the variations of reported results of standards with time in the 2007-2009 period. Data are from the latest Aurizon drill hole database of 25-08-2009. In that database, a date is generally attached to each standard result except for the last ones from the spring of 2009. On the left side, all reported data are shown with obvious outliers. On the right side, we just show the reported data within an interval of set value +/- 10 set standard deviations. On those graphs of the right side, we also show (with 2 horizontal red lines) the limits of the interval of set value +/- 2 set standard deviations which represents the “theoretical” 95% confidence for reported values. On a few graphs, a linear trend line is also shown. Statistics of retained results for each standard are on Table 5.

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Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                         Page 38

Standards 7Pb, 10Pb, 15Pa, 51P, 61Pa, 61Pb, 62Pa and 62Pb are commercial standards from Analytical Solutions Ltd. (ASL) of Toronto which provides set values and “performance gates” of one, two and three standard deviations around those set values. Those standard pulps are normally delivered in 60g bags. Standards JA1 and JA2 are the home made standards with set values calculated for assay data of selected core hole intervals(from a personal communication with Elise Bourgault, geologist with Aurizon) but no defined standard deviation (those used in Table 4 and Figure 11 are best guess estimates from set values).

+ in the early months (2007 and beginning of 2008) when Laboratoire Expert was the main lab, it looks like standards 61 Pa+b and 62 Pa+b (all four are now discontinued by ASL) were mostly used. Set grades of those standards are relatively high (around 4.5 g/t for 61 a+b and 10g/t for 62 a+b) given the average grade of the routine samples (more in the 1-2 g/t range). Results for 61 Pa are systematically too high (by 3%) while those for 62Pb are systematically too low (by 6.3%). Results for 61Pb start with a relatively high scatter, then that scatter decreases but values tend to be systematically too low (by 2%). Results for 62 Pa look the best until mid June 2008 (although they show the highest percentage of outliers) but for unknown reasons (confusion between 62Pa and 62Pb?), they are systematically too high in the last days of June 2008 (while ALS Chemex was the main lab).

+mostly throughout the period and until now, 7Pb, 10Pb and 15Pb are the standards of choice with set grades (about 1 g/t, 2.5 g/t and 7 g/t) more in line with the grades of the routine samples. The graphs of both 10Pb and 15Pb show a clear  change in April 2008 (when ALS Chemex took over from Laboratoire Expert as the main lab)  with a tendency for overstated results before that date while results fit the set value and performance gate afterward. We do not observe that change for 7Pb with results around the set values from Dec. 2007 until now although we can see a high scatter especially on the low side. Overall, for those three standards, the average result is very close to the set value

+ results for the two home made standards JA1 and JA2 are more difficult to interpret since we do not have set standard deviations for them. In both cases, the scatter seems more important than with commercial standards. Here again, we can see a dramatic changes in the results of JA1 around April 2008 with systematically overstated values before that date.

All together , results from standards look more acceptable with ALS Chemex being the main lab and the three low, mid and high grade commercial standards 15Pa, 7Pb and 10Pb being used.

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 39

Standard	Set grade g/t Au	Set Std. g/t Au	Number Results	Number Retained	Average g/tAu	Min. g/tAu	Max. g/tAu	% above	% below	%between
10 Pb	7.15	0.193	537	517	7.17	5.73	7.82	60.3%	39.7%	83.6%
15 Pa	1.02	0.025	732	725	1.01	0.759	1.26	47.3%	52.7%	84.1%
51 P	0.43	0.025	3	3	0.44	0.423	0.468	67%	33%	100%
61 Pa	4.46	0.133	246	234	4.60	4.22	5.25	80.8%	19.2%	82.5%
61 Pb	4.75	0.13	94	94	4.69	4.45	5.53	25.5%	74.5%	94.7%
62 Pa	9.64	0.32	230	229	9.75	7.44	12.24	53.7%	46.3%	77.3%
62 Pb	11.33	0.35	56	50	10.62	10.25	10.97	0.0%	100%	58.0%
7 Pb	2.77	0.053	548	544	2.72	1.74	3.43	43.4%	56.6%	69.1%
Std JA1	2.0	0.08?	602	594	2.24	1.76	3.23	86.9%	13.1%	35.9%
Std JA2	1.2	0.05?	104	100	1.11	0.832	1.995	17.0%	83.0%	22.0%

Table 5 Statistical analysis of results from standards

Set grade and set Std. (standard deviation) are standard specs. Average, Min. and Max. are mean, minimum and maximum of reported values for the standard. %below and % above are percentage of reported values below and above set grade (reported values equal to the set grade are distributed equally in the two categories). %between is the percentage of reported values between the set value +/- two standard deviations (theoretically, a 95% confidence interval). Statistics are computed without obvious outliers (retained vs. total number of results)

13.2.2 Blanks

Blank material, composed of barren local rocks, is also inserted along with mineralized samples as part of the check assay procedures.

In the Aurizon drill hole database of 25-08-2009, we have the assay results of 991 blank samples submitted to Laboratoire Expert (2007-2008) and then ALS Chemex (2008-2009). Blank material is referred to as either bl heva1 or bl casa1. Blank results are more frequent and look better in the last year than in the first one. In the first year (from march 2007 to May 15, 2008), we have 281 blanks with 91.5% of reported results less than 0.05 g/t and 96.1% less than 0.1 g/t. There are 5 anomalous results above 0.5 g/t including a 6.72 g/t and a 94.46 g/t, both on Jan. 31, 2008, while samples from hole JA-07-93 were being assayed. In the second year (from May 15, 2008), we have results from 710 blanks with 98.9% less than 0.05 g/t and 99.7% less than 0.1 g/t. There are only 2 blanks reported above 0.1 g/t i.e. 0.176 g/t (on Sep. 29, 2008) and 0.349 g/t (on Nov. 23, 2008).

13.2.3 Duplicates

Pulp and reject duplicates of approximately 10% of the samples are sent to a check lab (ALS Chemex when Laboratoire Expert was the main lab and Bourlamaque Assay Laboratories Ltd. when ALS Chemex became the main lab). All pulps are analyzed by fire assay with gravimetric finish, and all rejects are analyzed by fire assay with atomic absorption finish.

In the Aurizon drill hole database of 25-08-2009, we have the results of 4850 pulp duplicates and 5687 reject duplicates. In both sets, we have a large number of zero or very low grade samples. If we concentrate on pairs with an average of original and duplicate values above 0.5 g/t (2448 for pulps and 2307 for rejects), we can notice the following:

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 40

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                         Page 41

Figure 11 Results from standard pulps with time

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                         Page 42

+ for pulps, the average duplicate grade is 5.3% higher than the original grade (2.00 g/t vs. 1.90g/t). Given the number of pairs, the variability of data and the correlation coefficient between pairs, this difference is found significant by a T-test of paired data. Given the skewness of data distributions, the T test is actually run on log data. The computed T=4.53 is much higher than the limit T of 1.96 at the 95% confidence level.

+ this slight bias of duplicate pulp results is confirmed by a sign test which shows that the percentage of pairs with a duplicate grade above the original grade i.e. 54.9% is higher than the neutral limit of 52.0% with 2448 pairs

+ aside from this slight bias with duplicate pulps, the scatter of pulp results (Figure 12) is characterized by an average relative difference of 21.8% over the 2448 pairs. This is line with average pulp grade differences in other gold projects.

+ since a large proportion of pulp duplicates have a date, it is possible to run the same analysis but separately for pairs involving Laboratoire Expert (2007-2008) and ALS Chemex (2008-2009) original data. In both cases, the overall bias of duplicates shows up again. In the 396 pairs of 2007-2008 above 0.5 g/t, the average duplicate value is 13.7% higher than the average Laboratoire Expert value (2.32 vs. 2.04 g/t with T=2.15 on log grade) and the proportion of pairs with a higher duplicate value is 56.3% (compared to a neutral limit of 55.0%). In the 975 pairs of 2008-2009 above 0.5 g/t, the average Bourlamaque value is 5.1% higher than the average Laboratoire Expert value (2.07 vs. 1.97 g/t with T=2.15 on log grade) and the proportion of pairs with a higher Bourlamaque value is 56.7% (compared to a neutral limit of 53.2%). The difference between the two batches is more with the higher scatter of 2007-2008 pairs with a 27.4% average relative difference vs. 21.1% from 2008-2009 pairs.

+ surprisingly the reject duplicates do not show the bias of pulp duplicates with an average duplicate grade of 1.870 g/t and an average original grade of 1.873 g/t over the 2307 pairs above 0.5 g/t. Similarly, the proportion of pairs with a higher duplicate value is no longer significantly different from 50% (50.8% vs a neutral limit of 52.1%). However the T-test of paired data with log grade continues to find significantly higher duplicates on average (T=3.30).

+ as expected, we get more scatter in the reject pairs than in the pulp pairs (Figure 12) with an average relative difference of 25.2% for rejects compared to 21.1% for pulps. Again, this is in line with what can be observed in other gold projects.

All together, the duplicate control data available from the Aurizon drill hole samples show that those sample values do reproduce well in an umpire lab (rejects with 25% average difference) although they look slightly conservative (5% less on average) when the comparison is limited to pulps.

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 43

Figure 12 Correlation plots of pulp and reject duplicates

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 44

14- Data Verification

Geostat has conducted an analytic verification of selected core samples. The database assay table was verified against the original paper logs on a random basis and no major error was found during this validation process. The collar location, azimuth, dip, hole length, assay values, and assay length were checked. Available historical cross sections on paper were reviewed and compared with on screen equivalent cross sections. In conclusion, we consider that the drill hole database is adequate to support a Mineral Resources estimate.

During the 2007 site visit, 38 core duplicates (from holes JA-07-01 and JA-07-03) were taken by the author (QP Claude Duplessis) and submitted for analysis at the ALS Chemex lab in Val d’Or (original values for those cores were from the Lab-Expert lab in Rouyn). A comparison of duplicated and original gold values for the same core did not show any bias.

With the 2008 drilling, a new set of 147 core duplicates from nine holes have been taken by the author (QP Claude Duplessis) and sent to the SGS lab in Toronto for fire assay. Those duplicates represent ¼ of the original core whereas the original gold values deal with ½ of the same core. Core length is 1.5m and weight of material submitted to SGS averages 1.6 kg. Despite a fairly significant scatter of original and check values (correlation coefficient is R=0.80 and average relative difference is 41%), that second set of check sample data did not show any sign of bias with the average duplicate grade equal to the average original grade (both are 1.55g/t). Correlation plot is on Figure 13

Figure 13 Correlation plot of original and check gold values (2008 program)

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 45

15- Adjacent Properties

As illustrated on Figure 14, the Joanna property is surrounded by claims owned mostly by Agnico Eagle Mines Ltd., Iamgold-Quebec Management Inc. (previously Cambior), Xstrata Plc. (previously Falconbridge and Noranda), Newbaska Gold and Copper Mines Ltd., Breakwater Resources Ltd., Globex Mining Enterprises Inc., Atlanta Gold Inc. and Benoit Bernier.

•

The Rouyn Merger property belongs to Iamgold-Qc (Cambior). It is located to the west of Joanna and is made up of 49 continuous claims. An inclined shaft at -50°, 251m vertical depth is on lot 61 of the range VI canton Joannes.  The lands of the regional airport of Rouyn Noranda are south of these lots outside the property.

•

The Alexis-Noranda belongs to X-Strata (Noranda-Falconbridge), it is north of the Alexandria property and is made up of 18 continuous claims.

The authors nor Geostat’s staff have direct or indirect mining interest in the sector.

163142 Ca
Golden Valley
Bull's eye
Breakwater
Globex
RG.10
Agnico Eagle
32D07
Jefmar
Jefmar
Jefmar
Breakwater
Breakwater
Agnico Eagle
RG.09
Xstrata
RG.08
Newbaska
Lefebvre M
Atlanta Gold
Aurizon
Aurizon
Atlanta Gold
Globex
RG.07
Aurizon
Xstrata
Agnico
Breakwater
RG.06
Breakwater
Iamgold-Qc
Iamgold-Qc
Iamgold-Qc
Fieldex
Canton JOANNES
RG.05
Terrax
RG.04
Bernier B
M/Greenstone
Lac Joannès
Bernier B
RG.03
Bernier B
Aire protégée
32D02
AURIZON
Projet Joanna
Détenteurs avoisinants

32D_PORTION_DETENTEUR.cdr/RM

Figure 14 Adjacent Properties

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 46

16- Mineral Processing and Metallurgical Testing

Aurizon has initiated some metallurgical testing but results were not available at the time of writing this report. A testwork program at SGS Lakefield under responsibility of BBA which carries the Preliminary feasibility study is underway.

The following section presents a limited update of the 2008 Testwork at SGS Lakefield provided by Aurizon from BBA.

The samples used for the 2008 testwork at SGS Lakefield were grouped into five (5)

composites of drill-hole intervals.

16.1 Comminution Testwork

Each of the five (5) metallurgical composites was submitted for SAG Mill Comminution (SMC)

testing and standard Bond ball mill grindability tests. The results of these tests will be presented in comparison to the SGS Minerals Services Grinding Specialists database.

16.2 Mineralogical Evaluation

A Master composite is being used for the mineralogical evaluation. The evaluation is divided into two parts and is intended to evaluate both the visible (microscopic) gold and the invisible or refractory gold. The visible gold study includes bulk mineralogy (via XRD) and an evaluation of the visible gold deportment. The invisible or refractory gold study utilizes secondary ion mass spectrometry (SIMS) to determine the relative proportions of gold within the various refractory (sulphide) species. Gold distribution will be determined based on microscopic and SIMS data.

16. 3 Metallurgical Testing

Metallurgical tests will evaluate the following process steps in order to provide the necessary information for flowsheet development.

• Gravity recovery of gold

• Flotation of gravity tails

• Pressure oxidization of flotation concentrate

• Cyanidation of whole ore, “as is” flotation concentrate, and flotation concentrate after pressure oxidation

• Grindability tests (Bond work index).

16.4 Gravity Separation Testwork

Ten (10) kilogram charges of each metallurgical composite will be ground to 130μm-150 μm and processed through a Knelson MD-3 concentrator. The Knelson concentrate will be recovered and upgraded further by treatment on a Mosley mineral separator.

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                         Page 47

16. 5 Flotation Testing

Rougher Kinetic Tests

Rougher Kinetic tests are being carried out on gravity tails generated from each of the

Knelson and Mosley mineral separator tests. The purpose of the tests is to determine the impact of fineness of grind on Au/S= recovery. The grind sizes being tested are P80 =

130μm-150μm (i.e. “as is”), ~100 μm, and ~75 μm. A xanthate (PAX) and a specific gold collector will be applied. A series of timed rougher concentrates will be collected and assayed for Au and S.

Cleaner/Regrind Tests

Applying the optimum grind size and rougher retention time parameters as determined in the kinetic tests, two cleaner tests will be completed. One test will evaluate the cleaning after regrind and the second test will float the rougher concentrate as-is (no regrind).

Generation of Bulk Flotation Concentrate

In order to generate sufficient feed mass for downstream concentrate pressure oxidation and cyanidation testwork, the optimized conditions as determined in the rougher and cleaner tests described above will be applied to 10 kg of bulk Gravity Tailings.

16. 6 Cyanidation Testwork

Whole Ore Tests

Standard bottle roll cyanidation tests are being carried out on 1-kg charges of both Zone composites. Duplicate tests will be carried out on each sample. Leach residue samples will be dried, weighed, and sampled in duplicate for Au analysis. A second sample will be submitted for size analysis.

Intensive Cyanidation Tests on Gravity Concentrates

The gravity concentrates generated from each of the five composites will be subjected to standard intensive cyanidation testing using the GEKKO ILR protocol.

Flotation Concentrate Cyanidation Optimization Tests

Baseline cyanidation tests will be carried out on flotation concentrates generated from the

Zone composites. Subsequently, tests evaluating the effects of the following parameters will be carried out:

• Regrind fineness

• Cyanide concentration

• Pre-aeration

• Oxygen level in solution

• Lead nitrate addition

• Pulp Density

• CIL vs. CIP

Pressure Oxidation Testwork

Pressure oxidation tests will be carried out to generate data for a proper trade-off evaluation of the circuit with and without pressure oxidation.

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                         Page 48

16.7 Test Results

Apparently, some preliminary test results have been obtained and are currently being analysed by BBA under his mandate. The test program is expected to be completed during Q4 2009. A report will be issued with the results in BBA study expected on 4th quarter of 2009.

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 49

17- Mineral Resource and Mineral Reserve Estimates

17.1 Previous work

The last estimation of Joanna resources was completed at the end of 2008 and beginning of 2009 with results reported in SGS Geostat report of April 07, 2009. Potential reserves derived from those resource estimates are to be declared in a pre-feasibility study by BBA.

Resources were estimated in two separate sectors along the E-W strike of the property i.e. to the west, the Heva sector from 4200E to 7000E and to the east, the Hosco sector from 7000E to 9500E.

The procedure used to estimate the resources in those two sectors is about the same: mineralized limits are interpreted on drill sections and connected between sections to define mineralized solids. Those solids are filled with small blocks 5m(EW)x2m(N-S)x5m(Z) and the average gold grade of each block is interpolated from the cut grade of 2m composites surrounding the block and inside the same solid. Those composites are derived from original assay interval data within interpreted mineralized intercepts in drill holes and historical channel samples from the old Heva and Hosco mines.

Blocks with their estimated gold grades are classified into the measured, indicated and inferred categories first by a purely automatic method based on a minimum number of surrounding composites within a search ellipsoid  of given size around each block. This first classification is then edited manually with a definition of new solids for all blocks in the same category. Final resources are made of all blocks in the same category and with an interpolated grade above a given cut-off (generally 0.5 g/t but which can also increase with depth).

Resources of the Heva sector are derived from assays in 513 holes or channels totalling 82,515m (Figure 15). Out of that total, we have 47 new surface core holes (27,253) drilled by Aurizon in 2007 and 2008 (JA07-26 to 67 plus JA08-165, 171,176,183 and 190). Those holes are generally deep surface holes (from 200m to 1004m) dipping to south from 45o to 80o.  Unlike the Hosco sector, they are not drilled on a systematic grid but rather to test possible extensions of mineralized structures to the west (32 holes on sections 4250E to 4975E) and to the east (15 holes on sections 5525E to 6975E). Hence the center part of the Heva sector continues to be recognized by old surface (247holes with 52,672m) or underground holes (49 holes with 2055m) as well as old channel samples (170 channels with 265m).

Resources of the Hosco sector are derived from 3889 holes or channels totalling 147,856m (Figure 15). The proportion of new Aurizon surface core holes in that total is more important than in Heva since we have 416 of them totalling 106,967m (JA07-01 to 25 and 68 to 104 plus JA08-105 to 164, 166 to 170, 172 to 175, 177 to 182, 184 to 189 and 191 to 463). Like in Heva, they are generally deep surface holes (from 70m to 1056m) dipping to south from 42o to 81o. They are mostly testing the central part of the Hosco sector from 8200E to 9300E on N-S sections at 25m intervals and with about the same spacing between holes on the same section. The balance of assay data in the Hosco sector is made of old surface (185 holes with 30,431m) and underground (116 holes with 4012m) holes as well as old channel samples (3172 channels with 6446m).

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                         Page 50

Figure 15 Holes used in the 2008-2009 resource estimation of Heva and Hosco sectors of Joanna

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                         Page 51

In both sectors, mineralized limits are interpreted on drill sections based on a low cut-off of 0.5 g/t over 2-3m (Figure 16). Mineralized zones thus defined have the general orientation of the Cadillac fault zone i.e. a N80o strike and a dip of 55o to the NW. In the Heva sector, we tend to have a single and generally narrow zone with some satellites to the south and west. All are on the south side of the Cadillac fault zone. In the Hosco sector, mineralized zones are distributed on both sides on the Cadillac fault zone (which is devoid of mineralization). In that sector, zones are numbered according to proximity of the fault. On the north side, the N1 zone is the closest with N2 and N3 further to north. On the south side, S1 designates the zone closest to the fault while S2 and S3 are further south. . N2 (often merged with N3) is the predominant zone to the north while S2 (often split into an S2A and S2B branches) is the predominant zone to the south.

In both sectors, the top of the mineralization is the interpreted bedrock surface. The depth of that surface is recorded in 120 holes in the Heva sector and 580 holes in the Hosco sector. In Heva, depth of bedrock varies from 1.2m to 50.6m while in Hosco, it goes from 3.6m to 46.0m.

Total volume of mineralized material in Heva stands at 4,812,130m3 i.e. a maximum resource tonnage of 12.90Mt with the fixed density of 2.68t/m3 or 13.5Mt with the new fixed density of 2.81t/m3 (see section 17.4.1) . In Hosco, that volume is 18,802,160m3 i.e. a maximum resource tonnage of 50.01Mt with the fixed density of 2.66t/m3.

In the Heva sector, the grade of the interpreted mineralized volume is documented by 570 intercepts totalling 2968m along holes and channels. Up to 2598 assay intervals totalling 2669m are within the limits of those intercepts with the balance of 299m corresponding to parts of intercepts with missing data in old holes and assigned conservatively a zero grade. The gold grade of those assay intervals varies from 0 to 162 g/t with 41 intervals, mostly short intervals (average length of 0.66m) above 20 g/t and they average 1.96 g/t.

In the Hosco sector, we have 4551 mineralized intercepts totalling 27,629m and 22,279 assay intervals totalling 26,847m in those intercepts (like in the Heva sector, the 782m balance correspond to missing intervals in old drill holes conservatively assigned a zero grade). While the standard interval length in old holes is 1m, it is 1.5m in the new 1007-2008 Aurizon surface core holes. Gold values in those intervals range from 0 to 352 g/t with 104 intervals (averaging 0.94m length) of more than 20 g/t and an average of 1.65 g/t.

Since original assay intervals do not have the same length and high assays tend to apply to rather short intervals, it is necessary to standardize the length of the grade “support” through numerical compositing before assigning grade to dimensionless “points” in the 3D space (the composite centers) in the block grade interpolation. In both Heva and Hosco sectors, the selected composite length is 2m to better reflect the grade dilution of 2m thick blocks. Moreover, the assay intervals of the new Aurizon holes are 1.5m long, hence 1m long composites is no longer an option. Compositing is done down hole from the start of mineralized intercepts. As already indicated, any missing assay is assumed to be zero grade. At the end of the mineralized intercepts, the last composite kept is the one with at least a 1m length.  In Heva, up to 1560 composites are defined in this manner while in Hosco the number of composites reaches 14,051 composites. In both cases, the grade distribution of composites is approximately lognormal (Figure 17) and composite grades are capped to 15 g/t which represent a gold loss of 6.2% in 17 composites of Heva and 64 composites of Hosco. Mean composite grades after capping are 1.82 g/t in Heva and 1.54 g/t in Hosco.

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 52

Figure 16 Interpreted mineralized limits on some drill sections of Heva and Hosco

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 53

Joanna Dec. 2008 - Heva sector - 2m composites
Relative Freq
9.00
8.10
7.20
6.30
5.40
4.50
3.60
2.70
1.80
0.90
0.00
0.010
0.023
0.055
0.129
0.302
0.707
1.657
3.884
9.103
21.334
50.000

Joanna Jan. 2009 - Hosco sector - 2m composites

Relative Freq
8.00
7.20
6.40
5.60
4.80
4.00
3.20
2.40
1.60
0.80
0.00
Au
0.010
0.026
0.070
0.186
0.492
1.304
3.454
9.148
24.230
64.181
170.000

Joanna Dec. 2008 - Heva sector - 2m composites
Au
15g/t
100
10
1
0.1
50
70
80
90
95
98
99
99.8
99.99
Cumulative Freq [%]

Joanna Jan. 2009 - Hosco sector - 2m composites
Au
1000
100
15g/t
10
1
50
70
80
90
95
98
99
99.8
99.99
Cumulative Freq [%]

Figure 17 Histograms of uncut grade of 2m composites in the Heva and Hosco sectors of Joanna

The spatial continuity of the capped grade of 2m composites is assessed by means of correlograms (Figure 18). Those of Heva are characterized by : (1) a mild relative nugget effect of 15% (2) a maximum range of 15m (3) an anisotropy with best continuity along dip (range of 15m) and worst continuity along direction perpendicular to dip and strike (practical range of 5m). Practical range along horizontal strike is just 7.5m. Correlograms of Hosco composites are characterized by: (1) a higher but still reasonable relative nugget effect of 30% (2) maximum ranges along strike and dip of respectively 50m and 40m (3) an anisotropy with best continuity along dip (short distances) and along strike (long distances).

Correlogram models are used to interpolate the average grade of 5m(EW)x2m(NS)x5m blocks filling the mineralized solids by ordinary kriging from surrounding 2m composites in the same solids. That block interpolation is done in three successive runs with relaxed search (for nearby composites)  conditions from one run to the next until all 96,789 blocks (Heva) and 378,610 blocks (Hosco) are interpolated from the 1560 composites (Heva) and 14,051 composites (Hosco). In the end block values range from 0.07 to 11.26 g/t and average 1.80 g/t in Heva (Figure 19) while in Hosco, they range from 0.13 to 10.43 g/t and they average 1.28 g/t (Figure 20).

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 54

Joanna Dec. 2008 - Heva sector - Capped 2m composites

γABS,Au
SILL
Distance
1.500
1.350
1.200
1.050
0.900
0.750
0.600
0.450
0.300
0.150
0.000
0.0
5.0
10.0
15.0
20.0
25.0
30.0
35.0
40.0
45.0
50.0

Variable : Au Date : 28-11-2008

Variogram : Absolute File : fcmp2mc

Direction	average	DH	Strike	dip	NS
Azimuth	: 45.00	180.00	80.00	350.00	0.00
Dip	:-45.00	-45.00	0.00	-50.00	0.00
Tolerance	:180.00	10.00	20.00	10.00	20.00
Lag Dist	: 2.10	2.10	5.00	10.00	2.50

Gamma = N(0.1500) + S(0.8500, 15.0/7.5/5.0, 350.0/-50.0/0.0)

Joanna Feb. 2009 - Hosco sector - Capped 2m composites

γABS,Au
SILL
Distance
1.200
1.080
0.960
0.840
0.720
0.600
0.480
0.360
0.240
0.120
0.000
0.0
5.0
10.0
15.0
20.0
25.0
30.0
35.0
40.0
45.0
50.0

Variable : Au — Date : 05-02-2009

Variogram : Absolute — File : cmp2c

Direction	average	DH	Strike	dip	NS
Azimuth	: 45.00	180.00	80.00	350.00	0.00
Dip	:-45.00	-45.00	0.00	-50.00	0.00
Tolerance	:180.00	10.00	20.00	10.00	20.00
Lag Dist	: 2.10	2.10	5.00	10.00	2.50

Gamma = N(0.3000) + S(0.4000, 20.0/10.0/3.0, 350.0/-50.0/0.0) + S(0.3000, 50.0/40.0/10.0, 80.0/0.0/-50.0

Figure 18 Correlograms of the capped grade of 2m composites from Heva and Hosco sectors of Joanna

Correlograms (presented like variograms i.e. 1-correlogram) are computed in up to 4 directions (DH, strike, dip and horizontal N-S) plus an average. Numbers of composite pairs for each correlogram point along those directions is also shown.

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Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 55

Figure 19 Interpolated block Au grade on selected benches of the Heva sector

Only blocks in the center part of the sector are shown. Note the overburden-bedrock surface (in brown) in the top bench

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Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 56

Figure 20 Interpolated block Au grade on selected benches of the Hosco sector

Only blocks in the center part (8200E-9300E) are shown. Composites in the same 5m bench as blocks shown with a + sign colored according to composite grade

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Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 57

Interpolated blocks are classified into indicated and inferred categories in Heva sector whereas measured, indicated and inferred categories are defined in the Hosco sector. At first blocks are classified in a purely automatic manner with a minimum number of composites in a minimum number of holes within a search ellipsoid of a given size and orientation around each block. In Heva, the ellipsoid for indicated status is 100m (strike) x50m (dip) x6m and we need at least 6 composites in 6 different holes or channels within that ellipsoid to give the indicated status to resources in the block. In Hosco, the ellipsoid for measured resources is 30m (strike) x 30m (dip) x 5m with at least 7 composites in at least 4 different holes or channels and that for indicated resources is 50m (strike) x 50m (dip) x 10m with at least 7 composites in at least 3 different holes.

As usual, this first automatic classification, although rightly concentrating the best resources (indicated for Heva and measured for Hosco) in the most densely drilled areas,  has its drawbacks in the form of  “Swiss cheese” or “spotted dog” patterns with patches of measured alternating with patches of indicated or inferred. A second approach based on delineating zones with intercepts at a minimum 25m spacing (measured) or 40m spacing (indicated) on the long section gives smoother outlines for solids of measured and indicated resources (Figures 21 and 22). Estimated resources from that classification are in Table 6.

Cut-off	Sector	Category	Tonnes	Grade	Metal
(g/t)			(t)	(g/t)	(oz)
0.5	Hosco	Measured	18,520,000	1.4	827,000
0.5	Hosco	Indicated	11,070,000	1.3	446,000
0.5	Hosco	M+I	29,600,000	1.3	1,272,000
0.5	Hosco	Inferred	19,770,000	1.2	774,000
0.5	Heva	Indicated	4,200,000	1.9	258,000
0.5	Heva	Inferred	8,590,000	1.8	488,000
0.5	All	Measured	18,520,000	1.4	827,000
0.5	All	Indicated	15,280,000	1.4	703,000
0.5	All	M+I	33,800,000	1.4	1,530,000
0.5	All	Inferred	28,350,000	1.4	1,262,000
1	Hosco	Measured	13,480,000	1.6	691,000
1	Hosco	Indicated	6,900,000	1.5	337,000
1	Hosco	M+I	20,370,000	1.6	1,028,000
1	Hosco	Inferred	12,620,000	1.4	586,000
1	Heva	Indicated	3,670,000	2.1	244,000
1	Heva	Inferred	7,780,000	1.9	466,000
1	All	Measured	13,480,000	1.6	691,000
1	All	Indicated	10,570,000	1.7	580,000
1	All	M+I	24,040,000	1.6	1,271,000
1	All	Inferred	20,390,000	1.6	1,052,000
1.5	Hosco	Measured	5,760,000	2.1	385,000
1.5	Hosco	Indicated	2,430,000	2.1	162,000
1.5	Hosco	M+I	8,190,000	2.1	547,000
1.5	Hosco	Inferred	3,950,000	2.0	249,000
1.5	Heva	Indicated	2,470,000	2.5	195,000
1.5	Heva	Inferred	5,400,000	2.1	368,000
1.5	All	Measured	5,760,000	2.1	385,000
1.5	All	Indicated	4,900,000	2.3	357,000
1.5	All	M+I	10,660,000	2.2	742,000
1.5	All	Inferred	9,360,000	2.1	617,000

Table 6 Estimated Joanna resources as of 07-04-2009

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Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                         Page 58

Figure 21 Final resource classification in the top benches and center part of the Heva sector

Red blocks:  indicated resources Red outline: indicated resources Black blocks : inferred resources

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Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 59

Figure 22 Final classification of resources the top benches and center part of the Hosco sector

Only blocks in the center part (8200E-9300E) are shown. Composites in the same 5m bench as blocks shown with a + sign. Measured resources in red. Indicated resources in blue. Inferred resources in black

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Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 60

17-2 Local resource breakdown

Following the completion of the resource models described in the previous section, we have been asked by Aurizon to provide a more detailed breakdown of resources in both sectors. First, in the Hosco sector, we have resources in the mineralized zones to the north of the Cadillac fault zone and those in the mineralized zones to the south (Table 7). The pattern of zones on both sides of the fault is illustrated on Figure 16. Results from Table 6 show that (1) about 21% of the measured and indicated gold metal of Hosco above the 0.5 g/t cut-off is north of the fault with the 79% balance to the south (2) at the same 0.5 g/t cut-off average grades in the south are slightly better than in the north (e.g. 1.4 g/t vs. 1.2 g/t for M+I resources). That breakdown of estimated resources according to the Cadillac fault is not necessary at Heva since most of the identified mineralized zones in that sector are to the south of the fault zone.

Then we have the variations of resources with depth in the form of detailed resources (still above the the 0.5 g/t cut-off) in 10m thick horizontal slices from the top to the bottom of the resource model in each sector (Table 8 and 9 - Figure 23-24). In Heva, we can see a rapid increase of the indicated metal in the first 80m followed by a slowly decrease of the same metal (from about 15,000oz to about 10,000oz) in the next 150m and finally a rapid decrease of that metal down to a depth of 270m which is the bottom of indicated resources at Heva. In Hosco, the M+I metal above 0.5 g/t is already fairly high (50,000oz) at a depth of 25m. It continues to increase steadily to reach a maximum between 70 and 80koz between depths of 70m and 120m and then it decreases steadily to the depth of 270m which is the bottom of M+I resources at Hosco.

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Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 61

Sector	Limit1	Limit2	Category	Tonnage	Grade	Metal
				(t)	(g/tAu)	(ozAu)
Hosco	North	Z>4700	Measured	4,680,000	1.2	176,000
Hosco	North	Z>4700	Indicated	2,630,000	1.1	95,000
Hosco	North	Z>4700	M+I	7,320,000	1.2	272,000
Hosco	North	Z>4700	Inferred	5,260,000	1.2	204,000
Hosco	North	Z<4700	Measured	0	0.0	0
Hosco	North	Z<4700	Indicated	0	0.0	0
Hosco	North	Z<4700	M+I	0	0.0	0
Hosco	North	Z<4700	Inferred	610,000	1.2	23,000
Hosco	North	All	Measured	4,680,000	1.2	176,000
Hosco	North	All	Indicated	2,630,000	1.1	95,000
Hosco	North	All	M+I	7,320,000	1.2	272,000
Hosco	North	All	Inferred	5,870,000	1.2	227,000
Hosco	South	Z>4700	Measured	13,840,000	1.5	650,000
Hosco	South	Z>4700	Indicated	8,450,000	1.3	350,000
Hosco	South	Z>4700	M+I	22,290,000	1.4	1,001,000
Hosco	South	Z>4700	Inferred	11,740,000	1.3	473,000
Hosco	South	Z<4700	Measured	0	0.0	0
Hosco	South	Z<4700	Indicated	0	0.0	0
Hosco	South	Z<4700	M+I	0	0.0	0
Hosco	South	Z<4700	Inferred	2,170,000	1.1	75,000
Hosco	South	All	Measured	13,840,000	1.5	650,000
Hosco	South	All	Indicated	8,450,000	1.3	350,000
Hosco	South	All	M+I	22,290,000	1.4	1,001,000
Hosco	South	All	Inferred	13,920,000	1.2	547,000
Hosco	All	Z>4700	Measured	18,530,000	1.4	827,000
Hosco	All	Z>4700	Indicated	11,080,000	1.3	446,000
Hosco	All	Z>4700	M+I	29,610,000	1.3	1,272,000
Hosco	All	Z>4700	Inferred	17,000,000	1.2	677,000
Hosco	All	Z<4700	Measured	0	0.0	0
Hosco	All	Z<4700	Indicated	0	0.0	0
Hosco	All	Z<4700	M+I	0	0.0	0
Hosco	All	Z<4700	Inferred	2,790,000	1.1	98,000
Hosco	All	All	Measured	18,530,000	1.4	827,000
Hosco	All	All	Indicated	11,080,000	1.3	446,000
Hosco	All	All	M+I	29,610,000	1.3	1,272,000
Hosco	All	All	Inferred	19,790,000	1.2	774,000

Table 7 Breakdown of Hosco resources (0.5 g/t cut-off) according to north and south of the Cadillac fault zone

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Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 62

ZMIN	ZMAX	Indicated			Inferred
		Tonnage	Grade	Metal	Tonnage	Grade	Metal
		(t)	(g/tAu)	(ozAu)	(t)	(g/tAu)	(ozAu)
5000	5010	0	0.0	0	0	0.0	0
4990	5000	0	0.0	0	20,000	2.0	1,000
4980	4990	0	0.0	0	190,000	1.8	11,000
4970	4980	10,000	3.1	1,000	290,000	1.7	16,000
4960	4970	20,000	3.1	2,000	330,000	1.8	19,000
4950	4960	30,000	3.4	3,000	340,000	1.8	19,000
4940	4950	60,000	2.7	5,000	360,000	1.7	20,000
4930	4940	160,000	2.1	10,000	280,000	1.7	16,000
4920	4930	220,000	1.9	14,000	210,000	1.8	12,000
4910	4920	250,000	1.9	15,000	250,000	1.8	14,000
4900	4910	260,000	1.9	15,000	270,000	1.7	15,000
4890	4900	260,000	1.8	16,000	320,000	1.7	17,000
4880	4890	230,000	1.8	14,000	360,000	1.7	20,000
4870	4880	210,000	2.0	13,000	380,000	1.7	20,000
4860	4870	220,000	2.0	14,000	290,000	1.6	15,000
4850	4860	220,000	2.0	14,000	280,000	1.7	15,000
4840	4850	240,000	1.8	14,000	280,000	1.6	14,000
4830	4840	230,000	1.8	14,000	250,000	1.5	12,000
4820	4830	240,000	1.7	13,000	240,000	1.5	11,000
4810	4820	220,000	1.8	13,000	210,000	1.5	10,000
4800	4810	210,000	1.9	12,000	190,000	1.5	9,000
4790	4800	220,000	1.9	13,000	170,000	1.5	8,000
4780	4790	200,000	1.9	12,000	160,000	1.6	8,000
4770	4780	160,000	2.0	11,000	170,000	1.7	9,000
4760	4770	150,000	1.8	9,000	160,000	1.7	9,000
4750	4760	130,000	1.7	7,000	170,000	1.9	10,000
4740	4750	60,000	1.6	3,000	230,000	1.9	14,000
4730	4740	30,000	1.6	1,000	260,000	1.9	16,000
4720	4730	0	0.0	0	250,000	1.8	15,000
4710	4720	0	0.0	0	230,000	1.8	13,000
4700	4710	0	0.0	0	190,000	1.9	11,000
4690	4700	0	0.0	0	140,000	2.0	9,000
4680	4690	0	0.0	0	110,000	1.9	7,000
4670	4680	0	0.0	0	90,000	2.1	6,000
4660	4670	0	0.0	0	90,000	2.2	6,000
4650	4660	0	0.0	0	80,000	2.1	5,000
4640	4650	0	0.0	0	80,000	2.3	6,000
4630	4640	0	0.0	0	80,000	2.3	6,000
4620	4630	0	0.0	0	90,000	2.2	6,000
4610	4620	0	0.0	0	90,000	2.1	6,000
4600	4610	0	0.0	0	70,000	2.1	5,000
4590	4600	0	0.0	0	50,000	2.5	4,000
4580	4590	0	0.0	0	50,000	2.3	4,000
4570	4580	0	0.0	0	50,000	2.0	3,000
4560	4570	0	0.0	0	40,000	1.9	3,000
4550	4560	0	0.0	0	40,000	2.0	2,000
4540	4550	0	0.0	0	20,000	1.5	1,000
4530	4540	0	0.0	0	10,000	1.4	0
4520	4530	0	0.0	0	10,000	1.4	0
4510	4520	0	0.0	0	0	0.0	0
Continues on next page

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Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 63

Continues from previous page
ZMIN	ZMAX	Indicated			Inferred
		Tonnage	Grade	Metal	Tonnage	Grade	Metal
		(t)	(g/tAu)	(ozAu)	(t)	(g/tAu)	(ozAu)
4500	4510	0	0.0	0	0	2.4	0
4490	4500	0	0.0	0	10,000	2.8	1,000
4480	4490	0	0.0	0	10,000	2.8	0
4470	4480	0	0.0	0	10,000	2.9	1,000
4460	4470	0	0.0	0	10,000	2.9	1,000
4450	4460	0	0.0	0	10,000	2.8	1,000
4440	4450	0	0.0	0	0	2.9	0
4430	4440	0	0.0	0	0	1.5	0
4420	4430	0	0.0	0	0	2.0	0
4410	4420	0	0.0	0	0	1.9	0
4400	4410	0	0.0	0	0	1.6	0
4390	4400	0	0.0	0	0	2.3	0
4380	4390	0	0.0	0	10,000	2.3	0
4370	4380	0	0.0	0	10,000	2.3	0
4360	4370	0	0.0	0	10,000	2.3	0
4350	4360	0	0.0	0	0	2.3	0
4350	5010	4,210,000	1.9	258,000	8,590,000	1.8	488,000

Table 8 Vertical distribution of Heva resources at 0.5 g/t cut-off

Figure 23 Vertical distribution of Heva resources at 0.5 g/t cut-off

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Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 64

ZMIN	ZMAX	Measured			Indicated			Inferred
		Tonnage	Grade	Metal	Tonnage	Grade	Metal	Tonnage	Grade	Metal
		(t)	(g/tAu)	(ozAu)	(t)	(g/tAu)	(ozAu)	(t)	(g/tAu)	(ozAu)
5000	5010	0	0.0	0	200,000	1.2	8,000	20,000	1.1	1,000
4990	5000	410,000	1.2	16,000	520,000	1.4	23,000	240,000	1.2	9,000
4980	4990	900,000	1.3	36,000	270,000	1.5	13,000	460,000	1.4	20,000
4970	4980	1,050,000	1.3	44,000	260,000	1.4	12,000	480,000	1.3	20,000
4960	4970	1,090,000	1.3	46,000	280,000	1.3	11,000	510,000	1.3	21,000
4950	4960	1,070,000	1.4	47,000	350,000	1.2	14,000	540,000	1.4	24,000
4940	4950	1,130,000	1.5	53,000	320,000	1.1	12,000	570,000	1.4	26,000
4930	4940	1,220,000	1.5	58,000	300,000	1.1	10,000	650,000	1.3	28,000
4920	4930	1,270,000	1.5	61,000	330,000	1.1	11,000	620,000	1.2	25,000
4910	4920	1,190,000	1.5	56,000	430,000	1.0	14,000	560,000	1.2	21,000
4900	4910	1,250,000	1.4	57,000	450,000	1.0	15,000	560,000	1.2	22,000
4890	4900	1,310,000	1.5	62,000	440,000	1.1	15,000	490,000	1.3	20,000
4880	4890	1,340,000	1.5	63,000	410,000	1.1	15,000	470,000	1.3	19,000
4870	4880	1,190,000	1.4	53,000	400,000	1.3	17,000	440,000	1.3	18,000
4860	4870	1,060,000	1.3	46,000	440,000	1.3	19,000	480,000	1.3	20,000
4850	4860	940,000	1.3	40,000	440,000	1.4	19,000	500,000	1.2	20,000
4840	4850	830,000	1.3	36,000	340,000	1.1	12,000	540,000	1.3	22,000
4830	4840	590,000	1.4	26,000	490,000	1.2	19,000	560,000	1.2	22,000
4820	4830	410,000	1.3	17,000	620,000	1.3	25,000	530,000	1.2	21,000
4810	4820	260,000	1.3	11,000	700,000	1.3	30,000	530,000	1.2	21,000
4800	4810	30,000	1.3	1,000	780,000	1.3	33,000	570,000	1.3	24,000
4790	4800	0	0.0	0	690,000	1.4	30,000	590,000	1.3	24,000
4780	4790	0	0.0	0	510,000	1.4	22,000	660,000	1.3	27,000
4770	4780	0	0.0	0	380,000	1.3	16,000	680,000	1.3	27,000
4760	4770	0	0.0	0	310,000	1.3	13,000	740,000	1.3	30,000
4750	4760	0	0.0	0	170,000	1.3	7,000	840,000	1.2	33,000
4740	4750	0	0.0	0	170,000	1.3	7,000	750,000	1.2	29,000
4730	4740	0	0.0	0	60,000	1.2	2,000	740,000	1.1	27,000
4720	4730	0	0.0	0	0	0.0	0	670,000	1.1	23,000
4710	4720	0	0.0	0	0	0.0	0	540,000	1.1	18,000
4700	4710	0	0.0	0	0	0.0	0	470,000	1.1	16,000
4690	4700	0	0.0	0	0	0.0	0	410,000	1.0	14,000
4680	4690	0	0.0	0	0	0.0	0	340,000	1.0	11,000
4670	4680	0	0.0	0	0	0.0	0	280,000	1.0	9,000
4660	4670	0	0.0	0	0	0.0	0	210,000	1.1	7,000
4650	4660	0	0.0	0	0	0.0	0	130,000	1.2	5,000
4640	4650	0	0.0	0	0	0.0	0	110,000	1.2	4,000
4630	4640	0	0.0	0	0	0.0	0	90,000	1.2	3,000
4620	4630	0	0.0	0	0	0.0	0	80,000	1.2	3,000
4610	4620	0	0.0	0	0	0.0	0	60,000	1.2	2,000
4600	4610	0	0.0	0	0	0.0	0	50,000	1.1	2,000
4590	4600	0	0.0	0	0	0.0	0	50,000	1.0	2,000
4580	4590	0	0.0	0	0	0.0	0	40,000	0.9	1,000
4570	4580	0	0.0	0	0	0.0	0	40,000	0.9	1,000
4560	4570	0	0.0	0	0	0.0	0	30,000	0.9	1,000
4550	4560	0	0.0	0	0	0.0	0	30,000	0.9	1,000
4540	4550	0	0.0	0	0	0.0	0	30,000	0.9	1,000
4530	4540	0	0.0	0	0	0.0	0	60,000	1.2	2,000
4520	4530	0	0.0	0	0	0.0	0	70,000	1.3	3,000
4510	4520	0	0.0	0	0	0.0	0	70,000	1.3	3,000
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Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 65

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ZMIN	ZMAX		Measured			Indicated			Inferred
		Tonnage	Grade	Metal	Tonnage	Grade	Metal	Tonnage	Grade	Metal
		(t)	(g/tAu)	(ozAu)	(t)	(g/tAu)	(ozAu)	(t)	(g/tAu)	(ozAu)
4500	4510	0	0.0	0	0	0.0	0	70,000	1.3	3,000
4490	4500	0	0.0	0	0	0.0	0	60,000	1.3	2,000
4480	4490	0	0.0	0	0	0.0	0	40,000	1.4	2,000
4470	4480	0	0.0	0	0	0.0	0	30,000	1.0	1,000
4460	4470	0	0.0	0	0	0.0	0	30,000	0.9	1,000
4450	4460	0	0.0	0	0	0.0	0	20,000	0.8	0
4440	4450	0	0.0	0	0	0.0	0	30,000	0.8	1,000
4430	4440	0	0.0	0	0	0.0	0	30,000	0.9	1,000
4420	4430	0	0.0	0	0	0.0	0	40,000	1.2	1,000
4410	4420	0	0.0	0	0	0.0	0	50,000	1.3	2,000
4400	4410	0	0.0	0	0	0.0	0	50,000	1.3	2,000
4390	4400	0	0.0	0	0	0.0	0	40,000	1.3	2,000
4380	4390	0	0.0	0	0	0.0	0	30,000	1.0	1,000
4370	4380	0	0.0	0	0	0.0	0	20,000	0.9	1,000
4360	4370	0	0.0	0	0	0.0	0	20,000	0.9	0
4350	4360	0	0.0	0	0	0.0	0	10,000	0.7	0
4340	4350	0	0.0	0	0	0.0	0	10,000	0.8	0
4330	4340	0	0.0	0	0	0.0	0	10,000	0.8	0
4320	4330	0	0.0	0	0	0.0	0	20,000	1.3	1,000
4310	4320	0	0.0	0	0	0.0	0	20,000	1.3	1,000
4300	4310	0	0.0	0	0	0.0	0	10,000	1.4	1,000
4290	4300	0	0.0	0	0	0.0	0	10,000	1.5	0
4290	5010	18,530,000	1.4	827,000	11,080,000	1.3	446,000	19,790,000	1.2	774,000

Table 9 Vertical distribution of Hosco resources at 0.5 g/t cut-off

Figure 24 Vertical distribution of Hosco resources at 0.5 g/t cut-off

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17-3 Sensitivity analysis of the resource models

At the request of Aurizon, we have submitted the previously described resource models for Heva and Hosco sectors to some sensitivity analysis i.e. we recalculate the models after changing some parameters in the procedure used to derive them and then we compare the resources in the new models to those summarized in the previous Table 5.

17-3-1 Sensitivity to grade interpolation method

We have re-interpolated the average grade of the same 5x2x5m blocks from the same 2m composites but this time using a simple inverse distance interpolation method instead of ordinary kriging. Search strategy keeps the same, i.e. in each sector, blocks are interpolated in three successive runs with a relaxation of search condition from one run to the next until all blocks are interpolated. Resources (at the 0.5 g/t cut-off) from the two block grade interpolation methods are compared on Table 10. Tonnage, grade and metal differences in each category generally do not exceed 1% except for grade and metal of measured resources of Hosco which are about 4% higher with inverse distance than kriging. This difference can be explained by the known positive bias of inverse distance estimates in blocks surrounding zones with a high sampling density in high grade (in our case, the old mining levels with channel samples). Kriging with its declustering properties do not have this problem.

The lack of differences between kriged and inverse distance block estimates is illustrated by a few benches of Hosco on Figure 25.

Method	Sector	Category	Tonnage	Grade	Metal
			(t)	(g/tAu)	(ozAu)
OK	Hosco	Measured	18,530,000	1.4	827,000
ID1	Hosco	Measured	18,560,000	1.4	859,000
	Hosco	Measured	0.2%	3.8%	3.9%
OK	Hosco	Indicated	11,080,000	1.3	446,000
ID1	Hosco	Indicated	11,120,000	1.3	447,000
	Hosco	Indicated	0.4%	0.0%	0.2%
OK	Hosco	Inferred	19,790,000	1.2	774,000
ID1	Hosco	Inferred	19,760,000	1.2	776,000
	Hosco	Inferred	-0.2%	0.3%	0.3%
OK	Heva	Indicated	4,210,000	1.9	258,000
ID1	Heva	Indicated	4,190,000	1.9	254,000
	Heva	Indicated	-0.5%	-1.0%	-1.6%
OK	Heva	Inferred	8,590,000	1.8	488,000
ID1	Heva	Inferred	8,560,000	1.8	484,000
	Heva	Inferred	-0.3%	-0.6%	-0.8%

Table 10 Comparison of resource estimates (0.5 g/t cut-off) with kriging and inverse distance

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Figure 25 Selected benches of Hosco with block grade estimates by ordinary kriging and inverse distance

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17-3-2 Sensitivity to block size

In that case, we keep ordinary kriging as the block grade interpolation method but we increase the block size from 5x2x5m to 8x5x5m, in other words we reduce the number of blocks by a factor of 4. Search strategy keeps the same. Resources (at the 0.5 g/t cut-off) from the two block grade interpolation methods are compared on Table 11. Tonnage, grade and metal differences in each category do not exceed 1%. Actually, this non-sensitivity of resource estimates above cut-off to block size illustrates the inability of all direct block grade interpolation methods (including ordinary kriging and inverse distance) to fully take into account the actual size of the blocks being interpolated. As we increase the block size, we should see more smoothing in the distribution of block grade grades i.e. a higher tonnage and a lower grade above cut-off. The problem with those methods, particularly with small blocks like the 5x2x5m, is that the smoothing of block estimates corresponds to an actual block size which is much bigger than that of the blocks being estimated. As a general rule, this extra smoothing is taken as part of (if not all) mining dilution.

The lack of differences between kriged estimates for small and big blocks is illustrated by a few benches of Hosco on Figure 26.

Blocks	Sector	Category	Tonnage	Grade	Metal
			(t)	(g/tAu)	(ozAu)
5x2x5m	Hosco	Measured	18,530,000	1.4	827,000
8x5x5m	Hosco	Measured	18,550,000	1.4	828,000
	Hosco	Measured	0.1%	0.1%	0.1%
5x2x5m	Hosco	Indicated	11,080,000	1.3	446,000
8x5x5m	Hosco	Indicated	11,130,000	1.2	446,000
	Hosco	Indicated	0.5%	-0.3%	0.0%
5x2x5m	Hosco	Inferred	19,790,000	1.2	774,000
8x5x5m	Hosco	Inferred	19,670,000	1.2	770,000
	Hosco	Inferred	-0.6%	0.0%	-0.5%
5x2x5m	Heva	Indicated	4,210,000	1.9	258,000
8x5x5m	Heva	Indicated	4,200,000	1.9	258,000
	Heva	Indicated	-0.2%	0.0%	0.0%
5x2x5m	Heva	Inferred	8,590,000	1.8	488,000
8x5x5m	Heva	Inferred	8,660,000	1.8	493,000
	Heva	Inferred	0.8%	0.0%	1.0%

Table 11 Comparison of resource estimates (0.5 g/t cut-off) with 5x2x5m and 8x5x5m blocks

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Figure 26 Selected benches of Hosco with kriged grade estimates for 5x2x5m and 8x5x5m blocks

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17-3-3 Sensitivity to mineralized envelope

Resources are constrained by interpreted mineralized limits on sections and benches (the mineralized solids). Those limits are based on a cut-off of 0.5 g/t over 2-3m applied to mineralized intercepts. In Hosco, another resource model was computed based on mineralized limits derived from a much lower cut-off i.e. 0.2 g/t over the same 2-3m for mineralized intercepts. What follows is a description of this new Hosco resource model and the corresponding estimated resources.

17-3-3-1 Updated drill hole data file

The new Hosco resource model also incorporates le latest drill hole information on the property i.e. the four holes JA-09-467 (708m and 243 1.5m assay intervals on section 8400E), JA-09-472 (1107m and 404 1.5m assay intervals on section 8000E), JA-09-473 (878m and 439 1.5m assay intervals on section 8100E) and JA-09-474 (1107m and 365 1.5m assay intervals on sections 7870E). Those holes are deep holes testing a possible extension of the mineralized zones at depth).

We also have 27 new assay intervals in the same 355 JA-08 holes as before, hence the new total of holes and channels is 3890+4=3894 totalling 148,833m and with 76,890 assay intervals totalling 106,030m and averaging 0.52 g/t.

17-3-3-2 Updated bedrock surface

The bedrock surface is updated by the overburden depth recorded in the four new JA-09 holes i.e. 3m in JA-09-467, 14.5m in JA-09-472, 8.6m in JA-09-473 and 10.9m in JA-09-474.  Since all those deep holes are collared much to the north, their recorded overburden thickness does not influence much the amount of overburden in the open-pit area more to the south.

17-3-3-3 New mineralized envelope

As indicated above, the new mineralized envelope incorporates more low grade than before since it uses a grade cut-off of 0.2 g/t (over 2-3m) instead of 0.5 g/t. As illustrated on the cross-sections of Figure 27, the lower cut-off has basically two effects on the geometry of interpreted mineralized zones: (1) to merge zones at the higher cut-off: this is particularly true with the S2 zone which tended to be separated into two shoots (S2A and S2B) on the east side of the property and which is now a single massive unit. (2) to add new satellite zones with low grade material.

With the same 2.66 t/m3 fixed density as before, the total tonnage of mineralized material in the new low grade mineralized envelope is 99.42Mt (or 752,216 full or partial blocks 5x2x5m) i.e. about twice the total tonnage of mineralized material in the old (0.5 g/t) mineralized envelope (50.01Mt in 378,610 full or partial blocks 5x2x5m).

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Figure 27 Interpreted mineralized limits (0.2 g/t cut-off) in the central part (8200E-9300E) of Hosco sector

New limits (0.2 g/t cut-off) can be compared to old ones (0.5 g/t cut-off) on Figure 2 or Figure 29 of the April 07, 2009 report

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17-3-3-4 Updated mineralized intercepts

They correspond to the intersections of holes and channels with the new low grade mineralized envelope. In most cases, they are defined by adding new low grade intercepts above and/or below existing intercepts at the 0.5 g/t cut-off. For example, if we consider hole JA-08-391 right in the middle of section 8700E, it had before three intercepts: from106.5m to 117m with zone N2, then from 168m to 180m with zone S2A and finally from 208.5m to 228m with zone S2B. With the new envelope, we just have 2 intercepts from 99m to 123m with an expanded zone N2 and from 166.5m to 231m with an expanded zone S2 (with S2A and S2B merged). Hence the transition from the old intercepts at 0.5 g/t cut-off (“Old” in Table 11) to the new intercepts at 0.2 g/t cut-off (“New” in Table 11) consists in adding (“Plus” in Table 11) 5 low grade intercepts i.e. from 99m to 106.5m, from 117m to 123m, from 166.5m to 168m, from 180m and 208.5m (between S2A et S2B) and finally from 228m to 231m.

Table 12 lists the characteristics (length + grade) of the “Old”, “Plus” and “New” mineralized intercepts. As a general rule, the “Plus” material averages about 0.25 g/t hence diluting the average uncut grade of the “old” mineralized material from about 1.6 g/t to about 1.1 g/t .

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Type	Old/New	Nb Intercepts	Cum. length Intercepts (m)	Nb. assays	Cum. Length assays (m)	%Assay	Mean g/tAu uncut	Mean. g/tAu Uncut diluted
1W to 26W	Old	22	252	196	233	92.5%	1.31	1.21
1W to 26W	Plus	20	141	81	98	69.5%	0.47	0.32
1W to 26W	New	20	338	267	320	94.7%	1.06	0.88
184E1 to 290E2	Old	18	322	258	311	96.60%	1.35	1.30
184E1 to 290E2	Plus	24	127	68	80	63.0%	0.33	0.21
184E1 to 290E2	New	14	449	326	391	87.1%	1.14	1.00
79-1 to 80-56	Old	20	366	250	360	98.60%	1.16	1.14
79-1 to 80-56	Plus	19	217	137	202	93.1%	0.22	0.20
79-1 to 80-56	New	14	566	376	546	96.5%	0.83	0.80
8310-1 to 9310-2	Old	24	360	366	343	95.40%	1.39	1.33
8310-1 to 9310-2	Plus	22	169	152	152	89.9%	0.19	0.17
8310-1 to 9310-2	New	21	528	517	494	93.6%	1.02	0.96
C1960-1 to C2540-2	Old	77	1308	1455	1300	99.40%	1.42	1.41
C1960-1 to C2540-2	Plus	82	751	713	748	99.6%	0.28	0.28
C1960-1 to C2540-2	New	48	2059	2164	2044	99.3%	1.00	1.00
C86-1 to C86-15	Old	30	507	532	505	99.40%	1.53	1.52
C86-1 to C86-15	Plus	35	324	310	310	95.7%	0.21	0.20
C86-1 to C86-15	New	16	838	842	838	100.0%	1.03	1.00
DR4921-01 to DR4955-185	Old	362	874	880	870	99.60%	2.37	2.36
DR4921-01 to DR4955-185	Plus	88	113	113	113	100.0%	0.34	0.34
DR4921-01 to DR4955-185	New	448	997	1004	994	99.7%	2.11	2.11
HC-1 to HC-17	Old	16	213	175	213	100.00%	1.81	1.81
HC-1 to HC-17	Plus	16	202	93	117	57.9%	0.47	0.27
HC-1 to HC-17	New	14	441	273	338	76.6%	1.32	1.01
HOSCO-1W2 to 11W2	Old	21	316	272	314	99.10%	1.42	1.41
HOSCO-1W2 to 11W2	Plus	30	261	165	222	85.1%	0.27	0.23
HOSCO-1W2 to 11W2	New	15	578	437	536	92.7%	0.94	0.87
ST-2M11 to ST-BZ-4	Old	116	2157	1512	1530	70.90%	2.49	1.77
ST-2M11 to ST-BZ-4	Plus	63	801	253	248	31.0%	2.20	0.68
ST-2M11 to ST-BZ-4	New	119	2958	1759	1773	59.9%	2.45	1.49
R2-31001B to R3-32322M	Old	2537	4989.9	5069	4904.5	98.30%	2.87	2.82
R2-31001B to R3-32322M	Plus	132	274	275	285	100.0%	0.31	0.23
R2-31001B to R3-32322M	New	2658	5256	5324	5160	98.2%	2.73	2.67
JA-07	Old	207	2875	2359	2875	100.00%	1.31	1.31
JA-07	Plus	226	2055	1726	2055	100.0%	0.20	0.20
JA-07	New	128	4893	4010	4893	100.0%	0.86	0.86
JA-08	Old	1101	13087	8955	13087	100.00%	1.29	1.29
JA-08	Plus	1225	11348	7715	11348	100.0%	0.22	0.22
JA-08	New	761	24197	16215	24197	100.0%	0.81	0.81
JA-09	New	18	501	371	501	100.0%	0.64	0.64
All	New	4551	27629	22279	26847	97.20%	1.70	1.65
All	Plus	2001	17284	12173	16676	96.5%	0.27	0.26
All	New	4294	44645	33886	43029	96.4%	1.17	1.13

Table 12 Old, added and new mineralized intercepts in the Hosco sector

For each type of drill hole or channel sample, the table gives the number of mineralized intercepts and their cumulated length in meters. It also gives the number of assay intervals within the limits of mineralized intercepts and their cumulated length too (from those two numbers, one can easily deduce that assay intervals are generally 1m long in old holes and channels and 1.5m long in new JA-07+08+ holes). The ratio of the two cumulated lengths is the %Assay i.e. lengthwise the percentage of intercept material with a measured gold grade. Last column is for average gold grade of assay intervals, uncut. Normally, for length of intercepts and number + length of assays, “New”=”Old”+”Plus”. In the few cases where we do not have that relationship, it is because a “New” intercept does not cover completely the corresponding  “Old” intercept.

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17-3-3-5 Compositing of assay intervals within mineralized intercepts

Like before, assay intervals within the “New” mineralized intercepts need be composited and capped before being used in block grade interpolation. As explained before, the first reason for that compositing is to standardize the assay interval length, given that in old drill holes and channels, we tend to have high assays in rather short intervals (best example is the maximum grade of 1006 g/t over a 18cm interval) while the length of assay intervals in new JA-08+09 holes is mostly 1.5m.

In the previous study, the selected composite length of 2m was related to the N-S horizontal thickness of blocks to be interpolated with the argument that the grade of 2m long composites better reflects the grade dilution of 2m thick blocks. Since the new model (see section 17-4-2) is to use 5m thick blocks, then, based on the same grade dilution argument, we should be using 5m long composites. The difficulty here is that most old channels are less than 2m long hence having true 5m composites in drill holes and shorter 2m composites in those old channels would introduce a bias in the block grade interpolation. Because of that difficulty, we keep using 2m composites to estimate 5m thick blocks in the new mineralized envelope.

Compositing is done down hole from the start of mineralized intercepts. Like before, any missing assay is assumed to be zero grade. At the end of the mineralized intercepts, the last composite kept is the one with at least a 1m length.  A total of 22,479 valid 2m composites are defined in this manner i.e. about 50% more than the 14,051 that we had before in the “old” mineralized envelope.

Figure 28 shows the histogram and cumulative frequency plot of the calculated grade of those 2m composites. As expected, we see more low grade composites than before. We keep the 15 g/t cap limit of the previous resource study and in that case, it does correspond to a part of the experimental curve where the slope is gradually increasing. With the 15 g/t cap limit, gold loss is 5.7% (compared to 6.2% before) .

Statistics of composite grades are in Table 13.

Composites	February 2009	June 2009
Length (m)	2 m	2m
Number	14,051	22,479
Percent zero grade	2.4%	4.1%
Percent >=0.5g/t	80.1%	54.1%
Percent >=1.0g/t	53.2%	33.4%
Percent >=2.0g/t	23.3%	14.5%
Percent >=5.0g/t	3.4%	2.2%
Percent >=10.0g/t	0.9%	0.5%
Maximum (g/t Au)	160.7	160.7
High cap (g/tAu)	15	15
Number capped	64	60
Mean uncapped (g/t Au)	1.63	1.11
Mean capped (g/t Au)	1.54	1.05

Table 13 Statistics of composite grades in the Hosco sector

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Joanna June 2009 - Hosco sector - 2m composites
Relative Freq
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Au
0.010
0.026
0.070
0.186
0.492
1.304
3.454
9.148
24.230
64.181
170.000

Joanna June 2009 - Hosco sector - 2m composites
15 g/t
100
10
1
Cumulative Freq [%]
50
70
80
90
95
98
99
99.8
99.99

Figure 28  Histograms of the uncut grade of 2m composites in Hosco sector

Top is the regular histogram but with a log scale for grade. Bottom is the cumulative frequency plot with the same log scale for grade. The cap limit of 15 g/t corresponds to a part of the experimental curve where the slope is gradually increasing

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17-3-3-6 Spatial continuity of composite grades

Like before overall correlograms (i.e. all zones together) have been computed for the cut grade of 2m composites. They are computed in all directions together (average variogram with lag of 2m) as well as along the principal directions of the mineralized zones i.e. (1) the average direction of surface drill holes (dip of 45o to south with lag of 2m) (2) the average horizontal strike (azimuth N80o with 5m lags) (3) the average dip (dip of 50o to N350o with 5m lags) (4) the horizontal NS (azimuth N0o with lags of 5m).

Experimental curves and fitted models are shown on Figure 29. As expected, they look very much like those of the previous study from composites in the 0.5g/t mineralized envelope. However, we can notice two differences : (1) relative nugget effect is less than before (from 30% to 15%) something which can be explained by the higher overall composite grade variability as a result of the introduction of low grade (2) continuity along dip is about the same as along strike (it was slightly better in the old mineralized envelope)

Joanna June 2009 - Hosco sector - Capped 2m composites

γABS,Au
SILL
Distance
1.200
1.080
0.960
0.840
0.720
0.600
0.480
0.360
0.240
0.120
0.000
0.0
5.0
10.0
15.0
20.0
25.0
30.0
35.0
40.0
45.0
50.0

Variable : Au   Date : 23-07-2009

Variogram : Absolute   File : ncmp2c

Direction	average	DH	Strike	dip	NS
Azimuth	: 45.00	180.00	80.00	350.00	0.00
Dip	:-45.00	-45.00	0.00	-50.00	0.00
Tolerance	:180.00	10.00	20.00	10.00	20.00
Lag Dist	: 2.10	2.10	5.00	10.00	2.50

Gamma = N(0.1500) + E(0.5000, 3.0/2.0/1.5, 352.5/-55.0/0.0) + E(0.3500, 20.0/20.0/4.0, 352.5/-55.0/0.0)

Figure 29 Correlograms of cut grades of 2m composites

Graphs shown are actually 1-correlogram so as to look like variograms. Number of pairs for each variogram point is also given (for DH, strike and dip variograms). Equation of the proposed model is at the bottom with exponential component functions instead of spherical ones

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17-3-3-7 Resource block grade interpolation

Like before, resources are estimated in each block 5m (EW) x2m (NS) x5m (Z) of a regular matrix with its center within the new limits of the mineralized zones. The matrix extents are slightly larger than before i.e. with up to 529 columns (EW), 391 rows (NS) and 194 benches (Z). All together, we have 752,216 such blocks with some mineralized material below the overburden/bedrock contact surface.

Like before, the average gold grade of each block is interpolated by ordinary kriging from the capped grades of nearby 2m composites. Block interpolation is done in three successive runs with relaxed search (for nearby composites) conditions from one run to the next until all 752,216 blocks are interpolated from the 22,479 2m composites.

Like before, in the first interpolation run, the search ellipsoid has a long radius of 50m along horizontal strike (N82.5o azimuth dip of 55o to N352.5o), an intermediate radius of 40m along dip (dip of 55o to N352.5o) and a short radius of 10m along the direction perpendicular to dip and strike. The shape of that ellipsoid corresponds to the anisotropy of the correlogram. For a block to be interpolated in that first run, we need at least 7 2m composites in at least 3 different holes or channel samples, with a maximum of 3 composites taken in the same drill hole or channel sample. Absolute maximum of composites retained in the ellipsoid is the 30 closest to the block. With those conditions, 393,634 blocks (52% of total) can be interpolated with interpolated grades ranging from 0.01 to 9.92 g/t and a mean of 0.86 g/t)

In the second interpolation run, the search ellipsoid keeps the same orientation but its size is increased from 50x40x10m to 100x100x30m (hence a slight reduction of the anisotropy). Minimum number of composites is reduced from 7 to 5 in at least two different holes or channel samples (maximum number of composites in the same hole or channel stays at 3) and absolute maximum number of composites retained in the search ellipsoid is increased from 30 to 40. With those conditions, 310,762 additional blocks (41% of total) can be interpolated with interpolated grade ranging from 0.00 to 6.31 g/t and averaging 0.72g/t.

All remaining 47,820 blocks (7% of total) can be interpolated in a third and last run with a search ellipsoid of 200x200x100m size and same orientation as before, a minimum of 1 composite, a maximum of 3 composites in the same hole or channel and an absolute maximum of 50 composites. Interpolated grades for those blocks range from 0.05 to 5.67 g/t and average 0.70 g/t)

In the end, interpolated block values range from 0.00 to 9.92 g/t with a mean of 0.79 g/t. Block values on selected top benches of the central part are shown on Figure 30. A comparison with block values in the previous envelope (Figure 26) clearly shows large bands of low grade (from 0.2g/t to 0.5g/t in mauve but also below 0.2 g/t in black) in sectors outside the more restrictive mineralized envelope.

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Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 78

Figure 30 Interpolated block Au grade on selected benches of the Hosco sector (blocks 5x2x5m in 0.2 g/t envelope)

Only blocks in the center part (8200E-9300E) are shown. Previous limits of measured (red line) and indicated (blue line) resources are also shown

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17-3-3-8 Classification and final tally

Blocks are classified into measured, indicated and inferred categories using about the same bench limits of measured and indicated resources as in the previous model. Limits have been edited (and generally enlarged) to suit the expanded mineralized limits of the new envelope.

Resources above the usual cut-offs (0.5, 1.0 and 1.5 g/t) applied to new block estimates are on Table 14. The same table shows percent difference with previous estimates listed in Table 6. At the low 0.5 g/t cut-off, we can see some severe dilution of M+I resources with the new envelope with a 25% tonnage increase and a 21% grade decrease while gold metal is virtually the same (the 8% increase of measured metal together with the 16% decrease of the indicated metal relates to the editing of the measured resource limits within relatively unchanged indicated resource limits). New deep mineralized intercepts in the 4 JA-09 holes is partly responsible of the 20% increase of inferred metal. With higher cut-off grades, average grades above cut-off are about the same as before but tonnage (hence metal) above cut-off is much less than before.

Cut-off	Category	Tonnes	Grade	Metal	Tonnes	Grade	Metal
(g/t)		(t)	(g/t)	(oz)	%diff	%diff	%diff
0.5	Measured	25,150,000	1.1	892,000	35.8%	-20.6%	7.9%
0.5	Indicated	11,950,000	1.0	372,000	7.9%	-22.6%	-16.5%
0.5	M+I	37,100,000	1.1	1,264,000	25.4%	-20.8%	-0.7%
0.5	Inferred	30,800,000	0.9	931,000	55.8%	-22.8%	20.3%
1	Measured	11,310,000	1.5	564,000	-16.0%	-2.9%	-18.4%
1	Indicated	4,180,000	1.4	195,000	-39.4%	-4.7%	-42.2%
1	M+I	15,500,000	1.5	758,000	-23.9%	-3.0%	-26.2%
1	Inferred	9,750,000	1.4	447,000	-22.7%	-1.4%	-23.8%
1.5	Measured	4,370,000	2.1	293,000	-24.2%	0.2%	-24.0%
1.5	Indicated	1,300,000	2.0	83,000	-46.5%	-4.4%	-48.9%
1.5	M+I	5,670,000	2.1	375,000	-30.8%	-0.8%	-31.3%
1.5	Inferred	2,990,000	1.9	186,000	-24.5%	-1.3%	-25.4%

Table 14 Hosco resources from 0.2g/t envelope and comparison with resources from 0.5g/t envelope

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Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 80

17-4 Updated resources of Heva and Hosco sectors

17-4-1 Updated resources of the Heva sector

In the Heva sector, the only change to the previous resource model deals with density. The fixed density used so far in all Heva resource model is 2.68t/m3. Actually, a closer look at density measurements on core pieces in new holes in that sector indicates that the average density of the mineralized rocks is more than 2.7t/m3. More precisely, we have 2115 density measurements in holes JA-07-26 to JA-07-45 of Heva. If we exclude an outlier of 1.77t/m3, values range from 2.52t/m3 to 3.13t/m3 with an average of 2.81t/m3 and a median of 2.80t/m3.  Within the Heva mineralized intercepts of the same holes, we just have 68 measurements from 2.64t/m3 to 3.09t/m3 and a mean and median of 2.85t/m3, which is not significantly different from the mean of 2.81t/m3 for all measurements.  As a result, we suggest to upgrade all tonnage and gold metal estimates for Heva by a factor of 2.81/2.68 = 1.0485. Updated resources ate listed in Table 15.

At the same time, we checked the density measurements in the Hosco sector. In that case, we have 1255 values from hole JA-07-05 to hole JA-07-20 ranging from 2.26 t/m3 to 3.07 t/m3 and averaging 2.66 t/m3 (also the median of data). Within the mineralized intercepts at 0.5g/t cut-off in those holes, we have 131 measurements averaging the same 2.66 t/m3 and within the mineralized intercepts at 0.2 g/t cut-off, we have 306 measurements averaging 2.66t/m3 too. Hence, the fixed density of 2.66t/m3 used in Hosco resource models looks well established. Nevertheless, since all Hosco density measurements are in JA-07 holes either in E-W extension of the mineralized zones or testing their depth extension, we would recommend some additional density measurements on cores in the JA-08 holes in the core and open-pit portion of those mineralized zones.

The geological explanation for a higher density in Heva sector would be a higher proportion of amphiboles in the host rocks of that sector.

Cut-off	Sector	Category	Tonnes	Grade	Metal
(g/t)			(t)	(g/t)	(oz)
0.5	Heva	Indicated	4,410,000	1.9	270,000
0.5	Heva	Inferred	9,000,000	1.8	511,000
1	Heva	Indicated	3,850,000	2.1	255,000
1	Heva	Inferred	8,150,000	1.9	489,000
1.5	Heva	Indicated	2,590,000	2.5	205,000
1.5	Heva	Inferred	5,660,000	2.1	386,000

Table 15 Updated resources at various cut-offs in the Heva sector

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Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 81

17-4-2 Updated resources of the Hosco sector

In the Hosco sector, two changes have been made to the previous resource block model to suit the needs of the mining study conducted by BBA i.e. (1) resource block size has been increased from 5m(EW)x2m(NS)x5m(Z) to 8m(EW)x5m(NS)x8m(Z) in order to fit a mining bench height of 8m  (2) resources of marginal blocks between the previous mineralized envelope at 0.5 g/t and the new mineralized envelope at 0.2 g/t have been estimated in order to better define the grade of mining dilution.

The interpolation of the grade of the 59,482 blocks 8x5x8m within the previous mineralized envelope at the 0.5 g/t cut-off is done in exactly the same manner as before i.e. by ordinary kriging from the capped grade of 14, 051 2m composites within the same envelope and in three successive runs with a relaxation of search conditions from one run to the next until all blocks are interpolated. Resources at 0.5 g/t from that model and using the same spatial limits of resource categories as before are very close to resources from the previous model using smaller 5x2x5m blocks : 18.72Mt @ 1.394 g/t i.e. 834koz vs. 18.52Mt @ 1.39 i.e. 827koz for measured , 11.30Mt @ 1.25 g/t i.e. 454koz vs. 11.07Mt @ 1.25 i.e. 446koz for indicated and finally 19.38Mt @ 1.22 g/t i.e. 761koz vs. 19.77Mt @ 1.22 i.e. 774koz for inferred.

Next we interpolate the grade of the 61,766 blocks 8x5x8m between the previous mineralized envelope at the 0.5 g/t cut-off and the new mineralized envelope at the 0.2 g/t cut-off (see previous section 17-3-3 of this report). This interpolation is done from the grade of 8848 2m composites in the mineralized intercepts between the two envelopes (the “Plus” intercepts of Table 12). Grade of those composites ranges from 0 to 15 g/t (the cap limit) with a low average of 0.25 g/t. We have not re-calculated variograms of those low grade composites since their spatial delineation is rather artificial (between two mineralized envelopes) hence the kriging of the grade of the marginal blocks from the marginal composites is done with the same variograms as before and the same three interpolation runs.

Views of block grade estimates for the final 59,482 + 61,766 =121,248 blocks 8x5x8m on selected benches are on Figure 31.

The previous spatial limits of resource categories are updated to account for the expanded mineralized envelope at the low 0.2 g/t cut-off.  Resources above cut-off in the different categories are on Table 16. At all cut-offs, we can notice a slight increase of measured resources together with a slight decrease of similar amplitude for indicated resources so that M+I resources are virtually unchanged. The slight increase of inferred resources originates from the new deep mineralized intercepts found in the 4 additional JA-09 holes.

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Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 82

Cut-off	Category	Tonnes	Grade	Metal	Tonnes	Grade	Metal
(g/t)		(t)	(g/t)	(oz)	%diff	%diff	%diff
0.5	Measured	19,530,000	1.4	859,000	5.4%	-1.3%	3.9%
0.5	Indicated	10,550,000	1.3	427,000	-4.7%	0.7%	-4.1%
0.5	M+I	30,080,000	1.3	1,286,000	1.6%	-0.5%	1.1%
0.5	Inferred	20,810,000	1.2	796,000	5.3%	-2.3%	2.9%
1	Measured	14,100,000	1.6	714,000	4.6%	-1.5%	3.3%
1	Indicated	6,700,000	1.5	327,000	-2.9%	0.2%	-2.9%
1	M+I	20,800,000	1.6	1,041,000	2.1%	-0.5%	1.3%
1	Inferred	12,850,000	1.4	593,000	1.9%	-1.0%	1.1%
1.5	Measured	5,890,000	2.1	389,000	2.3%	-1.4%	1.2%
1.5	Indicated	2,430,000	2.1	160,000	-0.1%	-0.8%	-1.1%
1.5	M+I	8,320,000	2.1	549,000	1.6%	-1.2%	0.5%
1.5	Inferred	4,010,000	1.9	250,000	1.5%	-1.1%	0.4%

Table 16 Hosco resources from updated model  and comparison with resources from previous model

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Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 83

Figure 31 Interpolated block Au grade on selected benches of the Hosco sector (final with 8x5x8m blocks)

Only blocks in the center part (8200E-9300E) are shown. Updated limits of measured (red line) and indicated (blue line) resources are also shown

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Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 84

17-5 Estimated resources in the Alexandria sector

As explained in the previous section on Properties, Aurizon has acquired claims to the east of Hosco and drilled a few holes on those claims in 2009. This section provides a resource estimate for mineralization on those claims as based on results from those recent holes as well as historical holes.

17-5-1 Drill hole data

In the Aurizon drill hole master database, we can find 77 holes with collar coordinates east of the east limit of the Hosco sector i.e. 9700E in the local coordinate system. Out of that total, 5 old holes are clearly outside the property limits i.e. DGM-45-01 and 02 to the north and CMS-45-01, 02 and 03 to the south. Actually, there is no gold shown in the few assay intervals in those holes. Furthermore, holes 1940-2 and 3 are dropped since their location (about 300m south of the Cadillac fault on section 10100E) and assay value (a single interval of 0.16m length and 14.06 g/t grade) are not reliable. That leaves 70 holes of interest with the characteristics shown in Table 17.

DH id	Nb	Cum. Length (m)	Aver. Length (m)	Nb. Int.	Length int. (m)	Aver. g/t Au	Comments
02-13	1	197	197	24	18.7	0.48	Old -Dip S on section 10950E - 11 interval with Au=0. Max 2.06 g/t over 0.37m
552-01 to 2	2	301	150.5	142	167.4	0.26	Old - Dip to N. Sections 11500E and 11,625E 81 intervals with Au=0. Max 7.3 g/t over 0.75m
BGM-45-01 to BGM-45-21B	20	2919	146	353	218.2	0.50	Old - Dips mostly to S on sections 11390E to 12320E. 2 dummy holes with length=1. 237 intervals with Au=0. Max 12 g/t over 1.52m
BQM-46-01 to BQM-46-04	4	816		68	36.8	0.25	Old - Dip to N on sections 12370 E to 12620E. 60 intervals with Au=0. Max 3.43 g/t over 0.61m
FS-76-01 to 02	2	100		0			Old - Dip to N. Sections 13710E and 13,840E
HC-18 to HC-25	8	1977		69	67.3	0.66	Old - Dip to S on sections 9730E to 10790E. 37 intervals with Au=0. Max 5.49 g/t over 1.53m
HGM-45-1E to 3E	3	795		1	3	0.34	Old - Dip to S on section 13800E
JA-09-468 to JA-09-493	15	3191		1866	2649.5	0.09	New - Dip to N on sections from 9800E to 11500E (at 100-200m spacing). 338 intervals with Au=0. Max. 5.55 g/t over 1.5m
JAX-07-01 to 03	3	634		389	401	0.09	Old - Dip to S on section 10025E and to N on section 13725E. Max 5.19 g/t over 0.7m
LS-77-01	1	155	155	77	15.7	0	Dip to N on section 13840E. All zero grades
LU-83-1-13 to LU-86-12-2	3	434		114	64.0	0.21	Old - Dip to S on section 12225E and to N on section 13635E and 14655E. Max 4.5 g/t over 0.5m
PT-389,-15998 and -38693	3	209		0			Old - Vertical
TL-95-01 to 05	5	553		0			Old - Dip to S on sections 10850E to 11865E
Total	72	12278		3103	3895	0.17

Table 17 DHs and channel samples used in the resource estimation of the Alexandria  sector

In terms of spatial distribution, the property can be split into two areas: to the east (the “Far East” sector), we just have 10 scattered and old holes (Figure 32) with very little gold mineralization and no real geological continuity to warrant the definition of resources. The balance of 60 holes is on the east side, along the Cadillac zone or south of it and the following resource model is just based on data from those holes.

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Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 85

Figure 32 Planeviews of available drill holes on Alexandria property

Left: general view with details on holes in the Far East side. Right : hole within area of potential resources (new holes in bold)

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Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                         Page 86

17-5-2 Definition of mineralized zones

Because of the low number of drill holes, we generally have only a single hole on each N-S cross-section hence it is difficult to define mineralized zones with some lateral connection from one hole to the next. Nevertheless, it is possible to identify several mineralized zones or trends, at least in the western part of the Alexandria property with the new JA-09 holes (Figure 33).

The main zone (S with sometimes S1-S2 andS3 splits in our nomenclature) is recognized in most new holes and some old ones to the south of the Cadillac fault zone, at a cross-dip distance of about 50m. Twin intercepts on some sections (10025E and 10185E, see Figure 33) suggest that this zone is dipping like the fault itself i.e. about 60o to the south. As such, it can be interpreted as the continuation of the South Zone of the Hosco sector to the east.

In some holes we can see another mineralized intercept further away from the Cadillac fault to the south (section 9885E and 10625E, see Figure 33). We call the corresponding zone the SS zone.

Two new holes much to the south (JA-09-490 on 10625E and JA-09-485 on 11225E) have picked a mineralize intercept in what we call the FS zone.

Finally, we have isolated intercepts in the Cadillac fault zone itself (zone F in JA-09-470 on section 10095E) or north of it (Zone N in hole JAX-07-01 on section 10025E).

Table 18 shows all the mineralized intercepts defined in those 4 zones. All together, we have 30 of them, including some multiple splits in the same S zone. Length is generally at least 3m and grade is above 0.5 g/t. Two intercepts have a fairly long length of about 20m (in HC21 on section 10185E and in JA-09-470 on section 10095E, see Figure 33) but an average grade of just about 1 g/t. Intercept grade is derived from values for assay intervals within intercept without any capping necessary since the highest value is just 8.97 g/t. Average intercept length is 5.9m and average grade is 1.20 g/t. On the same table, we show the calculated N-S horizontal thickness (in a direction perpendicular to the EW long section) of each intercept assuming the 65o dip to the north of the Cadillac fault zone for all mineralized zones. Since most holes are dipping by about 45o to the south, simple trigonometry shows that this horizontal N-S thickness is actually slightly more than the intercept length itself.

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Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 87

Hole	From	To	Length	Zone	Au	X	Z	Hor.Thck
	(m)	(m)	(m)		(g/t)			(m)
02-13	127.00	134.00	7.00	S	1.05	10955.00	4910.16	7.35
HC-18	167.64	172.21	4.57	S	0.69	9727.78	4904.51	5.02
HC-18	208.79	213.36	4.57	SS	0.69	9727.78	4883.95	5.01
HC-20	91.00	97.00	6.00	S	2.63	10032.32	4948.47	6.33
HC-21	106.68	127.47	20.79	S	1.02	10183.42	4925.10	21.28
HC-23	152.40	158.50	6.10	S	1.71	10481.27	4896.39	6.08
HC-25	122.53	130.21	7.68	S	0.65	10790.39	4924.05	7.86
JA-09-469	120.00	126.00	6.00	S	2.57	9891.50	4922.20	6.19
JA-09-469	202.50	207.00	4.50	SS	1.63	9885.19	4864.35	4.63
JA-09-470	54.00	60.00	6.00	F	0.79	10097.12	4969.38	6.17
JA-09-470	102.00	121.00	19.00	S	0.98	10093.85	4930.25	19.52
JA-09-471	108.90	117.00	8.10	S	1.01	10195.05	4928.46	8.29
JA-09-483	97.50	100.50	3.00	S1	0.95	11446.73	4936.44	3.00
JA-09-483	118.50	120.00	1.50	S2	2.22	11445.42	4921.10	1.51
JA-09-483	126.00	129.00	3.00	S3	1.50	11444.91	4914.90	3.03
JA-09-483	155.90	161.00	5.10	SS	0.95	11443.55	4892.03	5.21
JA-09-484	93.00	95.40	2.40	S	0.90	11231.31	4931.49	2.25
JA-09-485	106.85	109.00	2.15	FS	2.53	11229.25	4935.03	2.24
JA-09-486	55.50	61.50	6.00	S1	1.16	11030.17	4968.32	6.19
JA-09-486	92.00	95.00	3.00	S2	1.19	11030.42	4943.33	3.10
JA-09-487	130.50	135.50	5.00	S1	0.65	10399.69	4916.69	5.20
JA-09-487	147.00	150.30	3.30	S2	0.79	10399.36	4905.73	3.43
JA-09-488	94.50	100.50	6.00	S1	0.63	10829.15	4941.92	6.27
JA-09-488	114.00	119.30	5.30	S2	1.24	10828.98	4928.68	5.54
JA-09-489	102.00	108.00	6.00	S1	0.92	10629.68	4934.11	6.16
JA-09-489	114.00	118.50	4.50	S2	1.51	10629.43	4925.95	4.62
JA-09-489	131.50	133.50	2.00	SS	1.03	10628.94	4914.18	2.05
JA-09-490	135.00	140.65	5.65	FS	2.55	10630.00	4911.23	5.84
JAX-07-01	21.50	27.00	5.50	N	0.51	10026.43	4989.11	5.03
JAX-07-01	115.50	123.30	7.80	S	1.40	10029.40	4908.52	7.27
Total			177.51		1.20			181.67

Table 18 Mineralized intercepts defined in the western part of the Alexandria property

Identified zones are S (with S1, S2 and S3 splits), SS, FS, F and N. The horizontal thickness is along N-S and summing zones dipping 65o to north

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Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 88

Section 10625E
(+/-75m)
Z=5050
Z=5000
Z=4950
Z=4900
Z=4850
Z=4800
Y=1300
Y=1400
Y=1500
Y=1600
JA-09-490
JA-09-489
HC-24
Zone FS
Zone S
Zone SS
Cadillac fault zone
JA-09-490
JA-09-489
HC-24
Au_trace_g_t (table 1)
0.00 <= Au_trace_g_t < 0.25
0.25 <= Au_trace_g_t < 0.50
0.50 <= Au_trace_g_t < 1.00
1.00 <= Au_trace_g_t < 1000

Y=1500
Y=1600
Z=5000
Z=4950
Z=4900
Z=4850
JA-09-488
TL-95-05
Au_trace_g_t (table 1)
0.00 <= Au_trace_g_t < 0.25
0.25 <= Au_trace_g_t < 0.50
0.50 <= Au_trace_g_t < 1.00
1.00 <= Au_trace_g_t < 1000
Section 10825E
(+20/-60m)
Cadillac fault zone
Zone S
TL-95-05
JA-09-488

Y=1300
Y=1400
Y=1500
Y=1600
Z=5000
Z=4950
Z=4900
Z=4850
Z=4800
JA-09-465
JA-09-464
Zone FS
Zone S
Cadillac fault zone
Section 11225E
(+/-85m)
Au_trace_g_t (table 1)
0.00 <= Au_trace_g_t < 0.25
0.25 <= Au_trace_g_t < 0.50
0.50 <= Au_trace_g_t < 1.00
1.00 <= Au_trace_g_t < 1000

Figure 33 Selected cross-sections in Alexandria property with interpretation of mineralized intercepts

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Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                         Page 89

17-5-3 Estimated resources of the mineralized zones

At this moment, we feel l that we do not have enough drill hole information to model 3D mineralized solids around mineralized intercepts like we have done it for the Hosco and Heva sectors. Rather, we estimate the resources of the identified mineralized zones through cells of influence drawn around intercepts of any given mineralized zone projected on the EW vertical long section. In keeping with the extension rules already used in the Heva and Hosco sectors, we limit those cells of influence to 25x25m squares.

Before running this type of 2D polygonal modeling, we need take some preliminary steps i.e. :

+ multiple splits in the same zone (i.e. S1, S2 or S3 in S zone) need be added i.e. with the horizontal thickness of the merged intercept being the sum of horizontal thicknesses of the splits and grade of the merged intercept being the weighted (by horizontal thickness) grade of the splits. Results of that calculation are on Table 19.

+ dummy low thickness and grade intercepts need be defined in holes which should have encountered the zone but failed to show any mineralized grade at the expected site of the intercept. Those dummy low grade intercepts are designed to possibly limit the extension cells of nearby real intercepts. They are also shown on Table 19.

+ another limit to extension cells is the overburden-bedrock contact surface. Depth of overburden is available in just 22 holes where it varies from 3.75m down to 63m (in JA-09-483) and it converts into elevations of the contact from 4964m to 5007m.. There are not enough control points on N-S sections to model a true 3D surface (like in Heva and Hosco sectors). Rather a simple line between control points along EW is projected on the long section.

Long section with intercepts in zones S, SS and FS and their cells of influence are on Figure 34. Estimated resources in those cells and corresponding totals are on Table 20. Note that volumes are converted into tonnage using the same fixed density of 2.66 t/m3 as in the Hosco sector (we do not have any density measurement in holes of Alexandria). Total estimated resources amount to about 40koz in about 1Mt i.e an average 1.2 g/t. Needless to say that all those resources are in the inferred category.

The resources of Table 20 are given at the nominal cut-off of 0.5 g/t applied to the average of full intercepts. Resources at higher cut-offs can be derived in a similar fashion. They are: 591,868 t @ 1.51 g/t i.e. 28,805oz at the 1 g/t cut-off and 189,282 @2.27 g/t i.e. 13,790oz at the 1.5 g/t cut-off.

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Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 90

Hole	Zone	Length	X	Z	Hor. Thck.	Au
		(m)	(m)	(m)	(m)	(g/t)
JA-09-470	F	6.00	10097.12	4969.38	6.17	0.79
JA-09-490	FS	5.65	10630.00	4911.23	5.84	2.55
JA-09-485	FS	2.15	11229.25	4935.03	2.24	2.53
JAX-07-01	N	5.50	10026.43	4989.11	5.03	0.51
HC-18	S	4.57	9727.78	4904.51	5.02	0.69
JA-09-469	S	6.00	9891.50	4922.20	6.19	2.57
JAX-07-01	S	7.80	10029.40	4908.52	7.27	1.40
HC-20	S	6.00	10032.32	4948.47	6.33	2.63
JA-09-470	S	19.00	10093.85	4930.25	19.52	0.98
HC-21	S	20.79	10183.42	4925.10	21.28	1.02
JA-09-471	S	8.10	10195.05	4928.46	8.29	1.01
JA-09-487	S	8.30	10399.56	4912.33	8.63	0.71
HC-23	S	6.10	10481.27	4896.39	6.08	1.71
JA-09-489	S	10.50	10629.57	4930.61	10.78	1.17
HC-25	S	7.68	10790.39	4924.05	7.86	0.65
JA-09-488	S	11.30	10829.07	4935.71	11.81	0.92
02-13	S	7.00	10955.00	4910.16	7.35	1.05
JA-09-486	S	9.00	11030.25	4959.99	9.29	1.17
JA-09-484	S	2.40	11231.31	4931.49	2.25	0.90
JA-09-483	S	7.50	11445.74	4924.76	7.54	1.42
HC-18	SS	4.57	9727.78	4883.95	5.01	0.69
JA-09-469	SS	4.50	9885.19	4864.35	4.63	1.63
JA-09-489	SS	2.00	10628.94	4914.18	2.05	1.03
JA-09-483	SS	5.10	11443.55	4892.03	5.21	0.95
Total		177.51			181.67	1.20
Dummy low grade intercepts
JA-09-468	S	1.50	9785.38	4910.68	1.58	0.41
HC-19	S	3.00	9880.29	4944.14	3.15	0.00
HC-24	S	3.00	10639.46	4893.63	3.01	0.00
TL-95-05	S	3.00	10851.00	4899.27	3.00	0.00
JA-09-468	SS	3.00	9779.81	4876.93	3.16	0.46
HC-19	SS	3.00	9880.29	4895.54	3.25	0.00

Table 19 Final intercepts used in the resource estimation of mineralized zones on Alexandria property

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 91

Figure 34 EW long sections with zone intercepts, limits and cells of influence.

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                         Page 92

Hole	Surface	Thickness	Volume	Tonnage	Grade	Metal
	(m2)	(m)	(m3)	(t)	(g/tAu)	(ozAu)
Zone S
HC-25	2,283	7.86	17,944	47,732	0.65	998
HC-18	2,500	5.02	12,550	33,383	0.69	741
JA-09-487	2,500	8.63	21,575	57,389	0.71	1,310
JA-09-484	2,500	2.25	5,625	14,963	0.90	433
JA-09-488	2,090	11.81	24,687	65,668	0.92	1,943
JA-09-470	2,500	19.52	48,800	129,807	0.98	4,090
JA-09-471	1,565	8.29	12,974	34,511	1.01	1,121
HC-21	1,565	21.28	33,304	88,588	1.02	2,905
02-13	2,500	7.35	18,375	48,878	1.05	1,650
JA-09-486	2,392	9.29	22,224	59,117	1.17	2,224
JA-09-489	2,236	10.78	24,109	64,129	1.17	2,413
JAX-07-01	2,254	7.27	16,387	43,590	1.40	1,962
JA-09-483	2,500	7.54	18,850	50,141	1.42	2,289
HC-23	2,500	6.08	15,200	40,432	1.71	2,223
JA-09-469	1,939	6.19	12,003	31,929	2.57	2,638
HC-20	2,254	6.33	14,268	37,954	2.63	3,210
Total Zone S	36,079	9.09	318,876	848,210	1.18	32,150
Zone SS
JA-09-489	2,500	2.05	5,125	13,633	1.03	451
HC-18	2,487	5.01	12,459	33,141	0.69	735
JA-09-483	2,500	5.21	13,025	34,647	0.95	1,058
JA-09-469	2,049	4.63	9,487	25,235	1.63	1,323
Total Zone SS	9,536	4.23	40,096	106,655	1.04	3,568
Zone FS
JA-09-485	2,500	2.24	5,600	14,896	2.53	1,212
JA-09-490	2,500	5.84	14,600	38,836	2.55	3,184
Total Zone FS	5,000	4.23	20,200	53,732	1.74	4,396
Zone F
JA-09-470	2,500	6.17	15,425	41,031	0.79	1,042
Total Zone F	2,500	6.17	15,425	41,031	0.79	1,042
Zone N
JAX-07-01	1,901	5.03	9,564	25,439	0.51	417
Total Zone N	1,901	5.03	9,564	25,439	0.51	417
Grand total	55,017	4.85	404,160	1,075,067	1.20	41,573

Table 20 Resource estimation of Alexandria mineralized zones

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17-6 Summary of updated resources in all sectors

Next Table 21 presents the updated resources of all Joanna sectors after (1) correction of density in Heva (2) integration of 4 JA-09 holes, change of block size and addition of low grade material in Hosco (3) addition of new inferred resources in Alexandria.

Cut-off	Sector	Category	Tonnes	Grade	Metal
(g/t)			(t)	(g/t)	(oz)
0.5	Hosco	Measured	19,530,000	1.4	859,000
0.5	Hosco	Indicated	10,550,000	1.3	427,000
0.5	Hosco	M+I	30,080,000	1.3	1,286,000
0.5	Hosco	Inferred	20,810,000	1.2	796,000
0.5	Heva	Indicated	4,410,000	1.9	270,000
0.5	Heva	Inferred	9,000,000	1.8	511,000
0.5	Alexandria	Inferred	1,080,000	1.2	42,000
0.5	All	Measured	19,530,000	1.4	859,000
0.5	All	Indicated	14,960,000	1.4	697,000
0.5	All	M+I	34,490,000	1.4	1,556,000
0.5	All	Inferred	30,890,000	1.4	1,350,000
1	Hosco	Measured	14,100,000	1.6	714,000
1	Hosco	Indicated	6,700,000	1.5	327,000
1	Hosco	M+I	20,800,000	1.6	1,041,000
1	Hosco	Inferred	12,850,000	1.4	593,000
1	Heva	Indicated	3,850,000	2.1	255,000
1	Heva	Inferred	8,150,000	1.9	489,000
1	Alexandria	Inferred	590,000	1.5	29,000
1	All	Measured	14,100,000	1.6	714,000
1	All	Indicated	10,550,000	1.7	582,000
1	All	M+I	24,650,000	1.6	1,296,000
1	All	Inferred	21,600,000	1.6	1,111,000
1.5	Hosco	Measured	5,890,000	2.1	389,000
1.5	Hosco	Indicated	2,430,000	2.1	160,000
1.5	Hosco	M+I	8,320,000	2.1	549,000
1.5	Hosco	Inferred	4,010,000	1.9	250,000
1.5	Heva	Indicated	2,590,000	2.5	205,000
1.5	Heva	Inferred	5,660,000	2.1	386,000
1.5	Alexandria	Inferred	190,000	2.3	14,000
1.5	All	Measured	5,890,000	2.1	389,000
1.5	All	Indicated	5,020,000	2.3	364,000
1.5	All	M+I	10,910,000	2.1	754,000
1.5	All	Inferred	9,870,000	2.0	650,000

Table 21 Estimated Joanna resources as of 31-07-2009

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                          Page 94

18- Other Relevant Data and Information

 18-1 Preliminary assessment

In May 2008, Aurizon received the 2008 Preliminary Assessment from BBA Inc. (BBA, 2008), which concluded that based upon the September 2007 mineral resources estimate for the Hosco block above the 200 meter level, the Joanna Gold Project was potentially feasible as a standalone open-pit mine operation.  BBA recommended that additional work be undertaken to advance the project to the pre-feasibility stage.  The report also provided guidelines on the environmental risks.

The preliminary mining plan has been established using all category resources in the Hosco block.  The open pit optimization was performed using the Lerchs Grossmann algorithm.  For the purpose of the preliminary assessment, an average dilution factor of 10% at a grade of 0 grams of gold per tonne was assumed.

Based on preliminary economic and technical parameters for the pit optimization BBA utilized a 0.5 g/t cut-off.  Assumed costs to establish the cut-off grade for material located inside the pit, based on a gold price of US$650 per ounce, and a US$ exchange rate of par, were a processing of C$7.00 per tonne, a general and administration of C$1.00 per tonne, together with a mill recovery of 77%.  The estimated costs and recovery figures were preliminary in nature and subject to a high degree of uncertainty.

Based on the preliminary pit optimization studies and mine design in the 2008 Preliminary Assessment report, diluted in-pit resource contained in the detailed pit design amounted to 9.08 million tonnes at an average grade of 1.5 grams of gold per tonne in the indicated category and 9.07 million tonnes at an average grade of 1.4 grams of gold per tonne in the inferred category, based on a cut-off grade of 0.5 grams of gold per tonne. The overall life of mine strip ratio was estimated at 3.4 tonnes of waste per tonne of ore, with an inter-ramp pit slope of 55 degrees. Total metal recovered was estimated at 653,000 ounces of gold assuming a mill recovery of 77%.

Estimates for capital and operating costs were based on mining the Hosco in pit resources only.  The capital cost, excluding working capital, was estimated at C$152 million including a 30% discount for purchase of used and foreign-sourced equipment.  Operating costs were estimated at C$1.84 per tonne mined, C$6.23 per tonne milled and C$0.43 per tonne milled for processing and general and administration costs, respectively.  The accuracy of the capital and operating costs estimate is +/- 35% in line with the expected level of accuracy of a preliminary assessment.

No further economic analysis was performed due to the early stage of the project, and the substantial amount of mineral resources presently classified as inferred.

The 2008 Preliminary Assessment is preliminary in nature.  It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized.

SGS Geostat Ltd

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18.2 Geotechnical investigation

There has been a geotechnical investigation at Joanna for pit slope design and stability analysis which is currently under study by BBA.

SGS Geostat Ltd

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19- Interpretation and Conclusions

Since the last study of April 2009, estimated resources of the Joanna gold deposit have changed but in moderate manner and in three sectors

In the main Hosco sector, a new block model has been produced with bigger blocks i.e. 8x5x8m compared to 5x2x5m and the addition of a new mineralized envelope with marginal grade material (between 0.2 and 0.5 g/t) around the previous and untouched mineralized envelope above 0.5 g/t. The drill hole database is virtually unchanged with the addition of only 4 new holes testing the depth extension of mineralization and just affecting the estimated inferred resources. In the end, we can notice a slight increase of the M+I resources at the 0.5 g/t cut-off (1.6% more tonnage and 1.1% more metal) with some shift between measured resources (+3.9% more metal) and indicated resources (-4.1% less metal).

Inferred resources also increase moderately (5.3% more tones and 2.9% more metal).

In the Heva sector, tonnage and metal of previously estimated resources have been increased by a factor of 4.85% which corresponds to the ratio of the reviewed average density of 2.81 t/m3 for samples in the new Aurizon holes (both all samples and just those in interpreted mineralized intercepts) and the previously used average of 2.68 t/m3

In the newly acquired (2008) Alexandria claims east of the Hosco sector, the 10 new (2009) holes drilled on sections at about 200m spacing along the Cadillac fault on the east side of the property (9700E to 11500E) plus available data from historical holes allow to define some inferred resources with 25x25m blocks of influence drawn around each mineralized intercept (above 0.5 g/t) on the EW long section.

Updated NI 43-101 compliant resources are:

Mineral Resources		Tonnes	Grade Grams/tonne	Gold Ounces
Measured	Hosco	19,500,000	1.4	859,000
Indicated	Hosco Heva	10,500,000 4,400,000	1.3 1.9	427,000 270,000
Total M+I		34,500,000	1.4	1,556,000
Inferred	Hosco Heva	20,800,000 9,000,000	1.2 1.8	796,000 511,000
	Alexandria	1,100,000	1.2	42,000
		30,900,000	1.4	1,350,000

Notes:

CIM definitions were followed for mineral resources.

Mineral resources which are not mineral reserves do not have demonstrated economic viability

Measured and indicated mineral resources are reported to a depth of 300 meters and at a cut off grade of 0.5 grams of gold per tonne.  Inferred mineral resources are related to a depth of 600 meters at a cut off grade of 0.5 grams of gold per tonne.

Historical production of 9,700 ounces (Hosco) and 10,700 ounces (Heva), has not been subtracted from indicated and measured resources.

Includes undivided 25% interest of Stellar Pacific Ventures Inc. in 2 claims within the Heva block, which is subject to dilution

SGS Geostat Ltd

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20- Recommendations

•

The authors consider that there is some potential to increase the mineral resources on the property and to define mineral reserves by open pit.

•

The authors recommend that Aurizon carry out all the necessary work and property acquisition payments to secure its mining rights with the optionees.

•

The proposed work program is as follows ::

•

The authors recommend some additional drilling to better define the eastward and westward extension of the Hosco mineralization along the Cadillac fault in the course of the future feasibility study. According to current resource estimates in this report, more than 200koz (above the 0.5 g/t cut-off) above the 100m depth could be transferred from inferred to indicated category. Of particular interest in this near surface potential is the sector around section 7400E with a possibility of transferring up to 100koz (above the 0.5 g/t cut-off) from indicated to inferred.

▪

Drilling (7,500m)

825K$

•

In the Hosco central open-pit sector, also for the purpose of the feasibility study, there is a possibility to transfer at the open pit bottom around 20koz (above the 0.5 g/t cut-off) from inferred to indicated category by drilling 3000 m.

▪

 Drilling (3,000m)

330K$

•

In the Heva open-pit sector, as indicated before, the near surface indicated resource picture of the 2007 study has not changed much since no real new drilling has been conducted in that part of the deposit in 2008 and 2009. The authors recommend that the economics of an open pit operation based on available indicated + inferred resources be reviewed. If results are positive, some infill drilling similar to what has been done in the Hosco sector in 2008 would have to be completed in order to convert the expected large amount of inferred resources of the prospective pit into indicated and measured  resources. The amount of necessary infill drilling is difficult to assess since it depends of the size and extent of the prospective pit..

▪

Scoping study

50K$

•

Additional exploration is also recommended on the grounds where infrastructure might be established north of the future Hosco open-pit and in the search for gold mineralization similar to that of the so-called Joanna North area discovered in early 2009. Induced polarization survey (117km) will cover systematically the property. After that, MMI soil sampling, hammer prospection and mechanical stripping will be performed on the most interesting anomalies. Drilling follow up will depend on target quality.

▪

Exploration works

250K$

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                         Page 98

•

On the Alexandria claims block, follow-up drilling is proposed on both the Cadillac Fault target and the newly identified Joanna south trend located 400 m south of the fault. Objective along the fault is to identify a highly mineralized body. On the south trend, objectives are mixed depending on the influence and distribution of high grade values inside a large disseminated envelope

▪

Drilling (5,000m)

550K$

•

The logical step after the prefeasibility study by BBA is a final feasibility study

▪

Feasibility study

1.0M$

•

In the new La Pause and Robert claims, no drilling is recommended at this stage. The authors suggest that Aurizon conducts exploration works on the previously unexplored areas of the sedimentary rocks in those claims including, geophysics (mag and polarization), hammer prospection, soil geochemistry and some trenching.

▪

Exploration works

150K$

SGS Geostat Ltd

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21- References

These documents are available for consultation if required on hard copy or electronic format files at Aurizon Mine exploration office in Val d’Or.

BBA Inc. (2008) “Technical Report. Preliminary Assessment Study for the Joanna Gold Project (Rouyn-Noranda, Quebec)” 168 p.

Boudreault A. (2009) “Compilation propriété Joanna. Secteur La Pause », Services Technominex Inc,.20p.

Canova, E. and Keita, M.(2007) “Technical report on the Joannes Property : Mapping, prospecting and drill program at the Joannes property, Joannes Township, Quebec, Alexandria Minerals Corp”. 37 p.

Daigneault R., Mueller W.U. and Chown E.H. (2002) “Oblique Archean subduction : accretion and exhumation of an oceanic arc during dextral transpression, Southern Volcanic Zone, Abitibi Greenstone Belt, Canada”, Precamb. Res. 115, 261-290

Davis C. (2004) "Review and assessment of the Hosco-Heva Gold Property"

Descarreaux J. (1985) “Report on the Hosco property”

Geostat (2007) “Technical Report. Resource modeling and estimation update. Joanna Gold deposit. Aurizon Mines Ltd.” Geostat Systems International Inc., 108 p.

Geostat (2009) “Technical Report. Resource modeling and Estimation update. Joanna Gold deposit. Aurizon Mines Ltd.” SGS Geostat Ltd., 112 p.

Lafrance B., Davis D.W., Goutier J., Moorhead J., Pilote P., Mercier-langevin P., Dubé B. Galley A. and Mueller W.U. (2005), “Nouvelles datations isotopiques dans la portion québécoise du groupe de Black River est des unités adjacentes », MRNQ,RP 2005-01, 15 p.

Larouche C. (1986), “Results of the 1984 diamond drilling campaign and estimate of reserves on the Heva property, Rouyn-Noranda area for New Goldcore Ventures and Amberquest Resources Ltd” (GM47086.pdf)

Mortensen  J.K. (1993), “U-Pb geochronology of the eastern Abitibi subprovince”, Can. J. Earth Sci., 33, pp. 967-980

Mueller W.U., Daigneault R., Mortensen J.K. and Chown E.H. (1996),”Archean terrane docking : upper crust collision tectonics. Abitibi Greenstone Belt. Quebec. Canada », Tectonophysics, 265, pp. 127-150

O’Dowd P. (2005) “Stellar Pacific Ventures Inc.- Rapport de forage, été 2005. Propriété Héva. Canton Joannes ”, 39p.

SGS Geostat Ltd

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Renou A.S. (2007) « Étude pétrographique, association minéralogique de l’or et altérations » Unpublished report by Modelaur. Enr. 65p.

SGS Geostat Ltd

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Date and signature page

Signed at Blainville, Quebec this 9th day of November 2009

Claude Duplessis, Eng.

Michel Dagbert, Eng.

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                        Page 102

22- Certificates of qualification

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                        Page 103

Certificate of Claude Duplessis, Eng.

To Accompany the Report entitled

“Technical Report. Mineral Resource Estimation. Joanna gold deposit. Aurizon Mines Ltd. November 2009 update”

Effective date November 09, 2009

I, Claude Duplessis, eng., do hereby certify that:

1.

    I reside at 3 du Carabinier, Blainville, Quebec, Canada, J7C 5B8.

2.

    I am a graduate from the University of Quebec in Chicoutimi, Quebec in 1988 with a B.Sc.A in geological engineering and I have practised my profession continuously since that time.

3.

    I am a registered member of the Ordre des ingénieurs du Québec (Registration Number 45523).  I am also a registered engineer in the province of Alberta.  I am a Member of the
   Canadian Institute of Mining, Metallurgy and Petroleum and member of the Prospector and Developers Association of Canada.

4.

    I am a Senior Engineer and Manager of SGS Geostat Ltd.

5.

    I have worked as an engineer for a total of 20 years since my graduation.  My relevant experience for the purpose of the Technical Report is: Over 16 years of consulting in the field of
    Mineral Resource estimation, orebody modeling, mineral resource auditing and geotechnical engineering.

6.

    I have read the definition of “qualified person” set out in the National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be an independent qualified person for the purposes of NI 43-101.

7.

    I have reviewed all of the technical data provided by Aurizon Mines Ltd. regarding the November  09, 2009 Mineral Resource estimation for the Joanna property.  I am responsible for

    Sections 1-16 and 18 of this report. Co-author Michel Dagbert and I share responsibility for the Summary, Section 19 and Section 20 of the report.. I have personally visited the site on

    August 4th 2008 for one day.

8.

    My prior involvement with the property is limited to the preparation of previous technical reports dated October 26th 2007 and April 7th 2009

9.

    I have no personal knowledge as of the date of this certificate of any material fact or material change, which is not reflected in this report.

10.

    I am independent of Aurizon Mines Ltd. applying all of the tests set forth in section 1.4 of NI 43-101 and section 3.5 of NI 43-101 Companion Policy.

11.

    I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice, and as of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Signed at Blainville, Quebec this 9th day of November 2009

Claude Duplessis, Eng.

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                        Page 104

Certificate of Michel Dagbert, P. Eng.

To Accompany the Report entitled

“Technical Report. Mineral Resource Estimation. Joanna gold deposit. Aurizon Mines Ltd. November 2009 update”

Effective date November 09, 2009

I, Michel Dagbert, do hereby certify that:

1.

I reside at 35 Anse Pleureuse, Laval, Quebec, Canada, H7Y1V3.

2.

I am a graduate from the Paris School of Mines with a B.Sc. Degree in Mining Engineering (1971) and McGill University of Montreal with a Dip. Grad. Studies in Geology (1972), and I have practised my profession continuously since that time.

3.

I am a member of the Professional Engineers of Quebec (Membership Number 45944).

4.

I am a senior consultant with SGS Geostat Ltd., a firm of consulting geologists and engineers, based in Blainville, Quebec.

5.

I am a Qualified Person for the purposes of NI 43-101 with regard to a variety of mineral deposits and have knowledge and experience with Mineral Reserve and Mineral Resource estimation parameters and procedures and those involved in the preparation of technical studies.

6.

 I have read the definition of “qualified person” set out in the National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be an independent qualified person for the purposes of NI 43-101.

7.

I have reviewed all of the technical data provided by Aurizon Mines Ltd. regarding the November 09, 2009 Mineral Resource estimation for the Joanna property.  I am responsible for Section 17 of this report. Co-author Claude Duplessis and I share responsibility for the Summary, Section 19 and Section 20 of the report.

8.

My prior involvement with the property is limited to the preparation of previous technical             reports dated October 26th 2007 and April 7th 2009

9.

I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in the section of this report.

10.

I am independent of Aurizon Mines Ltd. applying all of the tests set forth in section 1.4 of NI 43-101 and section 3.5 of NI 43-101 Companion Policy

11.

Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Aurizon Mines Ltd. or any associated or affiliated entities.

12.

Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Aurizon Mines Ltd., or any associated or affiliated companies.

13.

Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Aurizon Mines Ltd. or any associated or affiliated companies.

14.

I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice, and as of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

signed by

 Michel Dagbert,  P. Eng.

      November 09, 2009

SGS Geostat Ltd

Technical report - Mineral Resource Estimation. Joanna gold deposit. November 2009 update                                                                                                                                                                                                                                                        Page 105

Appendix: List of claims

SNRC	Canton ou Secteur	Rang	Colonne	Titre	Claims	Date Enregis.	Date Expiration	Superficie (hectares)	Excédents ($)	Droits requis ($)	Travaux requis ($)	Renouv exécuté	Détenteurs
32D02	JOANNES	7	44	CDC	50082	14-01-05	13-01-11	42.60	0.00	52.00	1200.00	2
32D02	JOANNES	7	45	CDC	50083	14-01-05	13-01-11	42.60	0.00	52.00	1200.00	2
32D02	JOANNES	7	46	CDC	50084	14-01-05	13-01-11	42.60	0.00	52.00	1200.00	2
32D02	JOANNES	6	42	CDC	1094818	27-05-02	26-05-10	42.63	15374.78	52.00	1800.00	3
32D02	JOANNES	6	43	CDC	1094819	27-05-02	26-05-10	42.65	20516.40	52.00	1800.00	3
32D02	JOANNES	6	44	CDC	1094820	27-05-02	26-05-10	42.66	684.88	52.00	1800.00	3
32D02	JOANNES	6	55	CDC	1121309	08-04-03	07-04-11	42.81	1055.32	52.00	1800.00	3
32D02	JOANNES	6	56	CDC	1121310	08-04-03	07-04-11	42.82	1645.92	52.00	1800.00	3
32D02	JOANNES	6	57	CDC	1121311	08-04-03	07-04-11	42.82	39168.33	52.00	1800.00	3
32D02	JOANNES	6	58	CDC	1121312	08-04-03	07-04-11	42.84	1645.91	52.00	1800.00	3
32D02	JOANNES	6	59	CDC	1121313	08-04-03	07-04-11	42.86	1645.91	52.00	1800.00	3
32D02	JOANNES	6	60	CDC	1121314	08-04-03	07-04-11	42.88	1055.31	52.00	1800.00	3
32D02	JOANNES	8	9	CDC	2037886	07-12-06	06-12-10	42.57	0.00	52.00	1200.00	1
32D02	JOANNES	8	10	CDC	2037887	07-12-06	06-12-10	42.56	0.00	52.00	1200.00	1
32D02	JOANNES	8	11	CDC	2037888	07-12-06	06-12-10	42.56	0.00	52.00	1200.00	1
32D02	JOANNES	8	12	CDC	2037889	07-12-06	06-12-10	42.56	0.00	52.00	1200.00	1
32D02	JOANNES	8	13	CDC	2037890	07-12-06	06-12-10	42.55	0.00	52.00	1200.00	1
32D02	JOANNES	8	14	CDC	2037891	07-12-06	06-12-10	42.56	0.00	52.00	1200.00	1
32D02	JOANNES	8	42	CDC	2130556	17-10-07	16-10-11	42.55	0.00	52.00	1200.00	1
32D02	JOANNES	8	44	CDC	2130557	17-10-07	16-10-11	42.52	0.00	52.00	1200.00	1
32D02	JOANNES	8	46	CDC	2130558	17-10-07	16-10-11	42.54	0.00	52.00	1200.00	1
32D02	JOANNES	8	41	CDC	2130559	17-10-07	16-10-11	42.52	0.00	52.00	1200.00	1
32D02	JOANNES	8	43	CDC	2130560	17-10-07	16-10-11	42.52	0.00	52.00	1200.00	1
32D02	JOANNES	8	45	CDC	2130561	17-10-07	16-10-11	42.49	0.00	52.00	1200.00	1
32D02	JOANNES	6	38	CL	3181861	16-11-71	29-10-10	20.00	44118.96	26.00	1000.00	10
32D02	JOANNES	6	37	CL	3181862	16-11-71	29-10-10	20.00	44118.96	26.00	1000.00	10
32D02	JOANNES	6	36	CL	3181863	16-11-71	29-10-10	20.00	44118.96	26.00	1000.00	10
32D02	JOANNES	6	39	CL	3206811	16-11-71	29-10-10	20.00	29291.47	26.00	1000.00	10
32D02	JOANNES	7	39	CL	3206961	16-11-71	30-10-10	20.00	42523.15	26.00	1000.00	10
32D02	JOANNES	7	38	CL	3206962	16-11-71	30-10-10	20.00	42523.15	26.00	1000.00	10
32D02	JOANNES	7	37	CL	3206963	16-11-71	30-10-10	20.00	42523.15	26.00	1000.00	10
32D02	JOANNES	7	36	CL	3206964	16-11-71	30-10-10	20.00	35323.15	26.00	1000.00	10
32D02	JOANNES	6	26	CL	3209271	08-02-72	22-01-11	40.00	166603.98	52.00	2500.00	10
32D02	JOANNES	6	27	CL	3209272	08-02-72	22-01-11	40.00	166603.98	52.00	2500.00	10
32D02	JOANNES	7	40	CL	3540201	05-01-76	28-11-10	20.00	42678.03	26.00	1000.00	10
32D02	JOANNES	7	41	CL	3540202	05-01-76	28-11-10	20.00	46278.03	26.00	1000.00	10
32D02	JOANNES	6	40	CL	3540203	05-01-76	28-11-10	20.00	46278.03	26.00	1000.00	10
32D02	JOANNES	6	41	CL	3540204	05-01-76	28-11-10	20.00	46278.03	26.00	1000.00	10
32D02	JOANNES	6	28	CL	3705201	01-11-77	15-10-11	20.00	19409.47	26.00	1000.00	10
32D02	JOANNES	6	29	CL	3705202	01-11-77	15-10-11	20.00	19409.47	26.00	1000.00	10
32D02	JOANNES	6	30	CL	3705203	01-11-77	15-10-11	20.00	19409.47	26.00	1000.00	10
32D02	JOANNES	6	31	CL	3705204	01-11-77	15-10-11	20.00	19409.47	26.00	1000.00	10
32D02	JOANNES	6	32	CL	3705211	01-11-77	15-10-11	20.00	19532.96	26.00	1000.00	10
32D02	JOANNES	6	33	CL	3705212	01-11-77	15-10-11	20.00	19532.96	26.00	1000.00	10
32D02	JOANNES	6	34	CL	3705213	01-11-77	15-10-11	20.00	19532.96	26.00	1000.00	10
32D02	JOANNES	6	35	CL	3705221	01-11-77	16-10-11	20.00	19498.72	26.00	1000.00	10
32D02	JOANNES	6	36	CL	3705222	01-11-77	16-10-11	20.00	19498.72	26.00	1000.00	10
32D02	JOANNES	6	37	CL	3705223	01-11-77	16-10-11	20.00	19498.72	26.00	1000.00	10
32D02	JOANNES	6	38	CL	3705224	01-11-77	16-10-11	20.00	19498.72	26.00	1000.00	10
32D02	JOANNES	6	39	CL	3705231	01-11-77	16-10-11	20.00	19095.97	26.00	1000.00	10
32D02	JOANNES	6	40	CL	3705232	01-11-77	16-10-11	20.00	19495.97	26.00	1000.00	10
32D02	JOANNES	6	41	CL	3705233	01-11-77	16-10-11	20.00	19495.97	26.00	1000.00	10
32D02	JOANNES	7	26	CL	3707441	15-02-78	27-01-11	40.00	8139.85	52.00	2500.00	10
32D02	JOANNES	7	27	CL	3707442	15-02-78	27-01-11	40.00	8139.85	52.00	2500.00	10
32D02	JOANNES	7	30	CL	3707443	15-02-78	27-01-11	40.00	8139.85	52.00	2500.00	10
32D02	JOANNES	7	31	CL	3707444	15-02-78	27-01-11	40.00	8839.85	52.00	2500.00	10
32D02	JOANNES	7	24	CL	3707591	15-02-78	27-01-11	40.00	6939.85	52.00	2500.00	10
32D02	JOANNES	7	25	CL	3707592	15-02-78	27-01-11	40.00	8139.85	52.00	2500.00	10
32D02	JOANNES	7	28	CL	3707593	15-02-78	27-01-11	40.00	8139.85	52.00	2500.00	10
32D02	JOANNES	7	29	CL	3707594	15-02-78	27-01-11	40.00	8139.85	52.00	2500.00	10
32D02	JOANNES	6	32	CL	3707621	15-02-78	29-01-11	20.00	23839.82	26.00	1000.00	10
32D02	JOANNES	6	33	CL	3707622	15-02-78	29-01-11	20.00	23839.82	26.00	1000.00	10
32D02	JOANNES	6	34	CL	3707623	15-02-78	29-01-11	20.00	23839.82	26.00	1000.00	10
32D02	JOANNES	6	35	CL	3707624	15-02-78	29-01-11	20.00	11339.82	26.00	1000.00	10
32D02	JOANNES	6	28	CL	3707651	15-02-78	29-01-11	20.00	68214.99	26.00	1000.00	10
32D02	JOANNES	6	29	CL	3707652	15-02-78	29-01-11	20.00	68214.99	26.00	1000.00	10
32D02	JOANNES	6	30	CL	3707653	15-02-78	29-01-11	20.00	68214.99	26.00	1000.00	10
32D02	JOANNES	6	31	CL	3707654	15-02-78	29-01-11	20.00	66608.33	26.00	1000.00	10
32D02	JOANNES	6	20	CL	3708001	15-02-78	27-01-11	20.00	19389.85	26.00	1000.00	10
32D02	JOANNES	6	21	CL	3708002	15-02-78	27-01-11	20.00	19389.85	26.00	1000.00	10
32D02	JOANNES	6	22	CL	3708003	15-02-78	27-01-11	20.00	19389.85	26.00	1000.00	10
32D02	JOANNES	6	23	CL	3708004	15-02-78	27-01-11	20.00	19389.85	26.00	1000.00	10
32D02	JOANNES	7	32	CL	3708141	15-02-78	28-01-11	20.00	19389.85	26.00	1000.00	10
32D02	JOANNES	7	33	CL	3708142	15-02-78	28-01-11	20.00	19389.85	26.00	1000.00	10
32D02	JOANNES	7	34	CL	3708143	15-02-78	28-01-11	20.00	19389.85	26.00	1000.00	10
32D02	JOANNES	7	35	CL	3708144	15-02-78	28-01-11	20.00	19389.85	26.00	1000.00	10
32D02	JOANNES	6	23	CL	3717651	12-06-78	13-05-11	20.00	93030.26	26.00	1000.00	10
32D02	JOANNES	6	22	CL	3717652	12-06-78	13-05-11	20.00	98430.26	26.00	1000.00	10
32D02	JOANNES	6	21	CL	3717653	12-06-78	13-05-11	20.00	82230.26	26.00	1000.00	10
32D02	JOANNES	7	32	CL	3887691	17-11-80	28-10-10	20.00	19389.85	26.00	1000.00	10
32D02	JOANNES	7	33	CL	3887692	17-11-80	28-10-10	20.00	19389.85	26.00	1000.00	10
32D02	JOANNES	7	34	CL	3887693	17-11-80	28-10-10	20.00	19389.85	26.00	1000.00	10
32D02	JOANNES	7	35	CL	3887694	17-11-80	28-10-10	20.00	19389.85	26.00	1000.00	10
32D02	JOANNES	7	36	CL	3887701	17-11-80	28-10-10	20.00	19389.85	26.00	1000.00	10
32D02	JOANNES	7	37	CL	3887702	17-11-80	28-10-10	20.00	19389.85	26.00	1000.00	10
32D02	JOANNES	7	38	CL	3887703	17-11-80	28-10-10	20.00	19389.85	26.00	1000.00	10
32D02	JOANNES	7	39	CL	3887704	17-11-80	28-10-10	20.00	19389.85	26.00	1000.00	10
32D02	JOANNES	7	40	CL	3951391	17-11-80	29-10-10	20.00	19039.85	26.00	1000.00	10
32D02	JOANNES	7	41	CL	3951392	17-11-80	29-10-10	20.00	19039.85	26.00	1000.00	10
32D02	JOANNES	7	42	CL	3951393	17-11-80	29-10-10	40.00	10939.85	52.00	2500.00	10
32D02	JOANNES	7	43	CL	3951394	17-11-80	29-10-10	40.00	10939.85	52.00	2500.00	10
32D02	JOANNES	6	52	CL	5109718	25-08-95	24-08-11	40.00	0.00	52.00	2500.00	7
32D02	JOANNES	6	54	CL	5109719	25-08-95	24-08-11	40.00	0.00	52.00	2500.00	7
32D02	JOANNES	6	53	CL	5109720	25-08-95	24-08-11	40.00	0.00	52.00	2500.00	7
32D02	JOANNES	6	45	CL	5110884	18-09-93	17-09-11	40.00	0.00	52.00	2500.00	8
32D02	JOANNES	6	46	CL	5110885	18-09-93	17-09-11	40.00	0.00	52.00	2500.00	8
32D02	JOANNES	6	47	CL	5110886	18-09-93	17-09-11	40.00	0.00	52.00	2500.00	8
32D02	JOANNES	6	48	CL	5111706	18-09-93	17-09-11	40.00	0.00	52.00	2500.00	8
32D02	JOANNES	6	49	CL	5111708	18-09-93	17-09-11	40.00	0.00	52.00	2500.00	8
32D02	JOANNES	6	50	CL	5111709	18-09-93	17-09-11	40.00	315.39	52.00	2500.00	8
32D02	JOANNES	6	51	CL	5111710	20-07-95	19-07-11	40.00	1043.60	52.00	2500.00	7
32D02	JOANNES	6	25	CL	5215033	06-12-99	01-07-12	42.55	154928.30	52.00	1800.00	4
32D02	JOANNES	6	24	CL	5215038	06-12-99	01-07-12	42.60	136671.70	52.00	1800.00	4
32D02	JOANNES	7	23	CL	5217916	30-04-98	29-04-10	40.00	0.00	52.00	1800.00	5
32D02	JOANNES	7	17	CL	5217917	25-06-99	24-06-11	40.00	0.00	52.00	1800.00	5
32D02	JOANNES	7	10	CL	5217918	30-04-98	29-04-10	40.00	0.00	52.00	1800.00	5
32D02	JOANNES	7	11	CL	5217919	30-04-98	29-04-10	40.00	0.00	52.00	1800.00	5
32D02	JOANNES	7	18	CL	5219048	30-04-98	29-04-10	40.00	1589.59	52.00	1800.00	5
32D02	JOANNES	7	19	CL	5219049	30-04-98	29-04-10	40.00	0.00	52.00	1800.00	5
32D02	JOANNES	7	20	CL	5219050	30-04-98	29-04-10	40.00	0.00	52.00	1800.00	5
32D02	JOANNES	7	21	CL	5219051	30-04-98	29-04-10	40.00	0.00	52.00	1800.00	5
32D02	JOANNES	7	22	CL	5219052	30-04-98	29-04-10	40.00	0.00	52.00	1800.00	5
32D02	JOANNES	7	16	CL	5226673	25-06-99	24-06-11	40.00	11002.08	52.00	1800.00	5
32D02	JOANNES	7	15	CL	5226674	21-09-99	20-09-11	40.00	0.00	52.00	1800.00	5
32D02	JOANNES	7	14	CL	5226675	21-09-99	20-09-11	40.00	0.00	52.00	1800.00	5
32D02	JOANNES	7	13	CL	5226676	21-09-99	20-09-11	40.00	0.00	52.00	1800.00	5
32D02	JOANNES	7	12	CL	5226677	21-09-99	20-09-11	40.00	97.71	52.00	1800.00	5
32D02	BOUSQUET	29	13	CL	5271785	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	30	14	CL	5271786	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	30	15	CL	5271787	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	29	14	CL	5271788	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	29	15	CL	5271789	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	29	16	CL	5271790	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	28	15	CL	5271791	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	30	6	CL	5275542	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	30	5	CL	5275543	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	30	4	CL	5275544	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	29	4	CL	5275545	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	29	3	CL	5275546	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	30	3	CL	5275547	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	30	2	CL	5275548	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	29	2	CL	5275549	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	29	1	CL	5275550	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	28	14	CL	5276061	04-03-09	03-03-11	11.20	0.00	26.00	500.00	0
32D02	BOUSQUET	30	7	CL	5276062	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	29	7	CL	5276063	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	28	7	CL	5276064	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	27	7	CL	5276065	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	26	7	CL	5276066	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	30	8	CL	5276067	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	29	8	CL	5276068	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	28	8	CL	5276069	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	27	8	CL	5276070	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	26	8	CL	5276071	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	30	9	CL	5276072	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	29	9	CL	5276073	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	28	9	CL	5276074	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	27	9	CL	5276075	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	26	9	CL	5276076	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	30	10	CL	5276078	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	29	10	CL	5276079	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	27	10	CL	5276080	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	26	10	CL	5276081	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	27	11	CL	5276082	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
32D02	BOUSQUET	26	11	CL	5276083	04-03-09	03-03-11	16.00	0.00	26.00	500.00	0
155 Titres miniers								4251.62	2562640.87	5642.00	192000.00

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